EXHIBIT 99.1

Notice of Meeting and

Management Proxy Circular

Annual Meeting of Teck Resources Limited

to be held on April 23, 2026

Dear Shareholders:

On behalf of our board of directors and management, we are pleased to invite you to attend the annual meeting of shareholders of Teck Resources Limited on Thursday, April 23, 2026.

2025 was a defining year for Teck and positioned us to deliver significant long-term value for our shareholders and all stakeholders. We advanced our copper-focused strategy through the announcement of our proposed merger of equals with Anglo American plc, sanctioned the mine life extension of Highland Valley Copper Operations, and improved operational reliability at Quebrada Blanca Operations.

Anglo Teck plc will rank among the world’s top five copper producers, with more than 70% exposure to copper and a robust pipeline of growth opportunities. With long-term global demand for copper and other critical minerals expected to be driven by growth in AI, data centers, electrification and the energy transition, the proposed merger puts Teck and our shareholders in the best position to create long-term value. I want to thank our shareholders for their confidence and support.

In 2025, we also remained focused on disciplined capital allocation, balancing returns to shareholders with growth in copper, while maintaining our strong balance sheet. We returned a total of $1.3 billion to shareholders through more than $1.0 billion in share buybacks and $246 million in dividends.

The progress made in 2025 has positioned us for a strong future, providing lasting benefits for shareholders while responsibly producing the metals that matter for our customers. The opportunities ahead in 2026 are extraordinary as we advance the creation of Anglo Teck plc, positioning ourselves as a global critical minerals champion at a time when demand for the critical minerals we produce is accelerating.

Further details about the business of the meeting are contained in the management information circular that follows. Please review and consider the information in the circular and ensure that you vote. Detailed instructions for how to submit your proxy or voting instructions or attend the meeting in person or virtually are on page 4 of the circular.

We thank you for your continued support of Teck and urge you to vote.

“Sheila A. Murray”	“Jonathan H. Price”

Sheila A. Murray	Jonathan H. Price
Chair of the Board	President and Chief Executive Officer

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When:	Where:
April 23, 2026, 4:00 p.m. (Pacific Time)	Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia And virtually at: https://virtual-meetings.tsxtrust.com/1888

At the Annual Meeting of shareholders (the “Meeting”) of Teck Resources Limited (“Teck”), shareholders of Teck (“Shareholders”) will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2025 and the auditor’s report thereon;
2)	elect 11 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor of Teck;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the accompanying management proxy circular (the “Circular”), which also has information on voting and about our directors, corporate governance, and compensation.

You have the right to vote at the Meeting if you were a Shareholder as of the close of business on March 2, 2026.

Your vote is important. All Shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 4:00 p.m. (Pacific Time) on April 21, 2026 (the “Proxy Deadline”). See “Information about Voting” for detailed voting instructions for registered and non-registered Shareholders.

Meeting Attendance

The Meeting will be held at the Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and online at https://virtual-meetings.tsxtrust.com/1888. To virtually participate in the Meeting, Shareholders will need to log in using the control number included on your proxy form and the passcode “teck2026” (case sensitive). The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, submit questions, and vote on the business of the Meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy (the “Form of Proxy”), you will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form.

Have a question for the Board or Management? Email corporate.secretary@Teck.com to submit it in advance.

Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information so that TSX Trust Company can provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials. Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 4 of the Circular for more information.

The Circular, proxy, and Teck’s 2025 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.SEDARplus.ca and www.sec.gov/edgar.

Any meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Teck before the Meeting or by the Chair at the Meeting.

Please refer to the accompanying Circular for further information regarding completion and use of the Form of Proxy and voting instruction form and other information about the Meeting.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting. Visit www.Teck.com/reports for more information.

By order of the Board of Directors, “Amanda R. Robinson” Amanda R. Robinson Vice President, Legal and Corporate Secretary March 2, 2026

Interested in learning about Teck’s Sustainability practices?

You can find our most recent Sustainability Report, our TCFD- and TNFD-aligned Climate Change and Nature report, and our report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act at www.Teck.com/reports.

Executive Summary

2025 Performance Highlights

In 2025, Teck focused on advancing its corporate strategy based on four pillars of core excellence, metals for the energy transition, value-driven growth and resilience, built on a foundation of stakeholder trust. Teck aims to maximize productivity and efficiency at its existing operations, maintain a strong balance sheet, deliver commercial and supply chain excellence, and be nimble in recognizing and acting on opportunities. The pursuit of sustainability guides Teck’s approach to business, and we recognize that our success depends on our ability to provide safe workplaces, engage in collaborative community relationships and support a healthy environment.

Announced an agreement for a merger of equals with Anglo American plc to create a global critical minerals company and secured critical regulatory and shareholder approvals.	Sanctioned the mine life extension of Highland Valley Copper Operations, extending the life of Canada’s largest copper mine to 2046	Implemented the Quebrada Blanca Action Plan to improve operational reliability at our Quebrada Blanca Operations in Chile.

Proposed Merger with Anglo American plc

•	Agreed to combine with Anglo American plc in a merger of equals to form Anglo Teck plc, which we believe will be highly attractive for our shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience, and strategic positioning
•	On December 9, 2025, shareholders approved the merger as required and, on December 15, 2025, we received approval from the Government of Canada under the Investment Canada Act for the merger, which remains subject to customary closing conditions for a transaction of this nature, including additional regulatory approvals in multiple jurisdictions globally

Financial Performance

•	Adjusted EBITDA[1] was $4.3 billion for the year, driven by higher copper prices and increased revenues from by-products
•	Profit from continuing operations before taxes was $1.7 billion for the year
•	Adjusted profit from continuing operations attributable to shareholders[1] was $1.5 billion, or $3.10 per share for the year
•	Profit from continuing operations attributable to shareholders was $1.4 billion, or $2.84 per share for the year
•	We ended the year in a net cash[1] position, supported by $1.5 billion of cash flow from operations
•	Liquidity as at December 31, 2025, was $9.1 billion, including $5.0 billion of cash
•	We returned a total of $1.3 billion to shareholders in 2025 through $1.0 billion of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $246 million of dividends

Operating and Development

•	We completed a comprehensive operational review and updated outlook; progress on the Quebrada Blanca Action Plan continued in the fourth quarter of 2025, with development of the tailings management facility proceeding as planned, with progressive improvement in sand drainage rates and dam development
•	Sanctioned and began construction of the Highland Valley Copper Mine Life Extension project, to extend the life of Highland Valley Copper from 2028 to 2046

Safety and Sustainability Leadership

•	Our annual High-Potential Incident frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations, and 50% lower than last year
•	Teck was named one of Canada’s Top 100 Employers for the ninth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies
•	We were recognized by Morningstar Sustainalytics as a 2025 ESG Industry Top-Rated company and achieved Prime status on the ISS ESG Corporate Rating
•	Teck achieved 100% renewable power at our Chilean operations by the end of 2025 and all of Teck’s operations are verified and recognized through The Copper Mark and The Zinc Mark programs for environmental and social performance

1 This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2025 Governance Highlights

Teck is committed to maintaining best practices in corporate governance. In 2025, we continued to evolve our governance processes to focus on Board effectiveness and enabling Teck to focus on emerging risks and strategic priorities. The Board continued succession planning activities, welcoming one new independent director in 2025 and considering the skills and experience that will be required to lead the merged entity following the proposed merger with Anglo American plc. In 2026, the Board expects to focus on integration planning in order to enable Anglo Teck plc to be in the best position possible to set the foundation for the next era of growth.

A list of our key governance practices is below and further details can be found under Information about Corporate Governance, beginning on page 18.

		Pg.			Pg.			Pg.
✓	Annual individual election of directors with majority voting	8	✓	Board Diversity target of no one gender comprising >70% of the Board	29	✓	Mandatory minimum share ownership for directors	17
✓	Independent Chair and 100% independent directors on committees	23	✓	36% female directors and 9% directors who are members of a visible minority	8	✓	No options granted to non-executive directors	16
✓	In camera sessions at each Board and committee meeting	23	✓	Annual Board, Chair, committee, and director evaluations	24	✓	Independent director term limit	23
✓	Written Code of Ethics	25	✓	Board education and orientation program	31	✓	7 years average director tenure	8
✓	Robust whistleblower practices and oversight	25	✓	Robust anti-bribery and corruption compliance program	25	✓	Director Overboarding Policy	25
✓	Refreshed enterprise risk management program	26	✓	No board interlocks	25

2025 Executive Compensation Highlights

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. In 2025, Teck updated its annual incentive compensation program and the Compensation & Talent Committee continued to review Teck’s compensation and talent management programs, with a focus on attracting, retaining, and developing the talent required to become a leading pure play energy transition metals business focused on copper growth. In 2026, the Compensation & Talent Committee will assist with integration planning to help set the Anglo Teck plc team up for success.

A list of our key compensation practices is below and further details can be found under Information about Executive Compensation, beginning on page 33.

		Pg.			Pg.			Pg.
✓	Annual Say on Pay vote and disclosure of detailed results by class	1	✓	Disciplined annual incentive plan rewards underlying business performance	40	✓	Annual incentive payments capped at 2x target	41
✓	Significant contingent pay, with 85% of CEO and 76% of other NEO compensation at-risk in 2025	40	✓	Compensation benchmarked against a size appropriate North American industry peer group	37	✓	Double-trigger severance and equity vesting on change of control	49
✓	Emphasis on equity-linked long-term incentives, including 50% performance-contingent share units	41	✓	Incentive compensation tied to strategic and business objectives	40	✓	Mandatory minimum share ownership for executives	36
✓	Compensation programs designed to mitigate undue risk-taking	35	✓	Compensation targets the market median	35	✓	Anti-hedging policy	26
✓	Annual compensation risk assessment	35	✓	Independent compensation consultant to the Board	35	✓	No option re-pricing	A1
						✓	Robust clawback policy	36

2025 Sustainability Highlights

Teck is focused on responsible resource development. We understand the importance of protecting the health and safety of our people and building strong relationships with communities and Indigenous People in the areas in which we operate. In 2025, following our portfolio restructuring in 2024, Teck refreshed its sustainability strategy to focus on key material topics to enable application of our enterprise efforts on a set of targeted ambitions where we can have the most impact. This strategy refresh occurred under the oversight of the Sustainability Committee, which reviews Teck’s sustainability strategy, progress against sustainability goals and targets, and related disclosure. In 2025, we published our 24th annual Sustainability Report and our 2nd report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act. Our Climate Change and Nature 2024 Report, is aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”) and the Task Force on Nature-Related Financial Disclosures (“TNFD”) Is available on our website at www.Teck.com/Reports along with our current sustainability related reports.

Teck has been recognized as a leader in sustainability and responsible resource development by several indices and awards. A selection of Teck’s recent achievements can be found under Information about Sustainability beginning on page 32.

INFORMATION ABOUT THE BUSINESS OF THE MEETING

At the Annual Meeting of shareholders of Teck Resources Limited (“Teck”) to be held on April 23, 2026 (including any postponement(s) or adjournment(s) thereof, the “Meeting”), shareholders of Teck (“Shareholders”) will be asked to consider and, if applicable, vote on the following items of business:

Receipt of Financial Statements

We will present Teck’s audited consolidated financial statements for the year ended December 31, 2025, together with the auditor’s report thereon. The financial statements are contained in our 2025 Annual Report (the “Annual Report”), which is available on Teck’s website at www.teck.com/reports and under Teck’s profile on www.SEDAR+plus.ca and www.sec.gov/edgar.

Election of Directors

Eleven directors will be elected to serve on Teck’s board of directors (the “Board”) until the close of the next annual meeting or until their successors are elected or appointed. See “Election of Directors” for information about each of the nominated directors. On the closing of the proposed Merger with Anglo American plc, it is expected that the directors of Teck Resources Limited will be replaced and six of the current directors will be appointed to the board of Anglo Teck plc.

The Board recommends that you vote FOR each nominated director

Appointment of Auditor

The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board. For the years ended December 31, 2025 and 2024, we paid the external auditor fees as detailed below:

	Year Ended 2025 ($000)	Year Ended 2024 ($000)
Audit Services(1)	6,526	7,955
Audit-Related Services(2)	2,428	2,638
Tax Fees(3)	542	466
All Other Fees(4)	11	6
(1)	Includes services that are provided by Teck’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, greenhouse gas verification and sustainability assurance, regulatory filing consent engagements, due diligence engagements, and pension plan and special purpose audits.
(3)	Fees are for tax compliance and advisory services.
(4)	Fees are for subscriptions to online accounting guidance and publications.

The independence of the external auditor is monitored by the Audit Committee as part of a robust governance framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures. The lead audit partner was last rotated in 2023 and has been rotated again in 2026. The Audit Committee has confirmed that it is satisfied that PricewaterhouseCoopers LLP is independent within the meaning of applicable securities laws.

In addition to annually reviewing the independence status of the external auditor, the Audit Committee annually reviews and evaluates the external auditor’s performance prior to recommending reappointment to shareholders. This review was completed in February 2025, with the Audit Committee confirming that it is satisfied with the auditor’s performance and independence in 2025. In 2024, the Audit Committee completed an additional review on considerations related to auditor tenure, the process for audit tenders and related change of auditor requirements, and potential risks and benefits of conducting a tender process. The Audit Committee considered the risks and benefits of having a long tenured auditor and the controls and processes that are in place to ensure auditor independence. They also considered the necessity of having continuity of knowledge in order to ensure high-quality audit standards provided by an audit firm with the required depth and breadth of experience to effectively and efficiently audit an entity of Teck’s size with complex operations in multiple jurisdictions. Following this review, the Audit Committee determined not to conduct a tender process for its external auditor at this time, balancing considerations related to audit quality and auditor independence in the context of the current regulatory environment for Canadian reporting issuers who are also subject to Sarbanes-Oxley Act requirements. The Audit Committee expects to revisit this review periodically in addition to conducting a more comprehensive review of the external auditor on a more regular basis.

The Board recommends that you vote FOR PricewaterhouseCoopers LLP

Advisory Resolution on Executive Compensation

To provide Shareholders with an opportunity to have a “say on pay”, Teck has held a vote on a non-binding advisory resolution on our approach to executive compensation since 2011. The Compensation & Talent Committee (the “Compensation Committee”) and the Board consider the outcome of the vote as part of their ongoing review of executive compensation.

1

At the Meeting, Shareholders will vote on the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s management proxy circular delivered in connection with the 2026 Annual Meeting of shareholders.”

The results of Teck’s “say on pay” vote at the previous three annual meetings are set out below:

Year	Percentage of overall votes in favour	Percentage of Class B Subordinate Voting Shares voted in favour
2025	98.46%	96.04%
2024	98.39%	95.91%
2023	98.10%	95.22%

Teck’s executive compensation programs are focused on paying for performance and alignment with the shareholder experience. Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives;
•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation;
•	align compensation with performance over both the short- and long-term horizons;
•	ensure that a significant proportion of compensation is directly linked to the success of Teck, while not encouraging excessive or inappropriate risk-taking;
•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship; and
•	protect long-term shareholder interests by ensuring named executive officers (each, an “NEO”) and other senior executive interests are aligned with those of shareholders.

Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders.

Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on financial, operational, strategic and sustainability performance. The Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	striking an appropriate balance between fixed and variable compensation, with 85% of CEO and an average of 76% of other NEO compensation at risk in 2025;
•	an annual incentive program that incentivizes annual financial, operational, sustainability, and health and safety performance in addition to achievement of key annual strategic objectives;
•	benchmarking against a comparator group of issuers with whom we compete for talent, targeting compensation at market median; and
•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics, including relative performance, financial, strategic and sustainability-linked goals.

Long term realizable pay outcomes reflect these goals. See “Executive Compensation” for detailed information on our executive compensation program, including details of the components, objectives, and administration of the program and compensation outcomes for 2025.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation

Other Business

If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters. Teck is not aware of any other items of business to be considered.

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General Information

In this Circular, unless otherwise noted:

•	all information is as of the Record Date (as defined below) of March 2, 2026
•	all dollar amounts are in Canadian dollars
•	references to the CBCA are references to the Canada Business Corporations Act
•	references to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck and its subsidiaries
•	references to “you” and “your” are references to Shareholders

Solicitation Of Proxies

Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation. Teck will pay the cost of any solicitation.

Quorum

In order for the Meeting to proceed, there must be at least three Shareholders present in person or by proxy who hold shares representing at least 25% of the votes that could be cast at the Meeting.

Voting Shares and Principal Holders of Voting Shares

Teck is authorized to issue an unlimited number of Class A Common Shares (“Class A Shares”) with 100 votes per share, an unlimited number of Class B Subordinate Voting Shares, with one vote per share, and an unlimited number of preference shares, issuable in series.

On the Record Date, the following Teck shares were outstanding:

Class	Number	Percentage of Aggregate Votes
Class A Shares	7,599,532	61.2%
Class B Subordinate Voting Shares	481,943,298	38.8%

Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.

Name of Shareholder	Class A Number	Class A Votes (%)	Class B Number	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	56.6%	-	-	34.6%
SMM Resources Incorporated	1,469,000	19.3%	3,045,099	0.6%	12.1%
(1)	Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 1,566,105 Class B Subordinate Voting Shares and 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”). SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.

The Class A Shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol “TECK.A”. The Class B Subordinate Voting Shares trade on the TSX under the trading symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

Shareholder Proposals

Shareholder proposals for the next annual meeting of Teck must be received between November 23, 2026 and January 22, 2027.

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Information about Voting

Who Can Vote

The record date for the Meeting is March 2, 2026 (the “Record Date”). Holders of Class A Shares and Class B Subordinate Voting Shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting, virtually or by proxy.

Matters to be Voted On

At the Meeting, Shareholders will be voting on:

•	the election of directors;
•	the appointment of the auditor; and
•	the advisory resolution on executive compensation.

Each item of business to be considered at the Meeting requires a simple majority of votes cast in favour by all holders of Class A Shares and Class B Subordinate Voting Shares present or represented by proxy at the Meeting, voting together as a single class, in order to pass.

How to Vote

Registered Shareholders	Non-registered (Beneficial) Shareholders

You hold your shares directly in your own name with our transfer agent, TSX Trust Company.

A form of proxy is included with your Meeting materials. The deadline for depositing proxies is April 21, 2026 at 4:00 p.m. (Pacific Time) (the “Proxy Deadline”).

Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Meeting	Attending the Meeting

In person:

•     do not complete a proxy

•     attend the Meeting and register with TSX Trust Company

Virtually:

•     attend the Meeting at https://virtual-meetings.tsxtrust.com/1888

•     log in as a shareholder using the control number located on your proxy form and the passcode “teck2026” (case sensitive)

Both in person and virtual attendance:

•     follow the instructions on the voting instruction form to appoint yourself as proxyholder to attend the Meeting by writing your name in the space provided, signing and returning the VIF

In person:

•     attend the Meeting and register with TSX Trust Company

Virtually:

•     obtain a control number at: https://www.tsxtrust.com/control-number-request or by telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America) by 4:00 p.m. (Pacific Time) on April 21, 2026

•     attend the Meeting at: https://virtual-meetings.tsxtrust.com/1888

•     log in using the control number you obtained at the link above and the passcode “teck2026”

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed, and dated proxy in one of the following ways:

•     vote by internet: www.meeting-vote.com

•     vote by telephone: 1-888-489-7352 (Bilingual)

•     mail to: TSX Trust Company Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1

•     scan and email to: proxyvote@tmx.com

See the instructions on the proxy for more details.

Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF in advance of the deadline indicated on the VIF:

•     vote by internet: www.proxyvote.com

•     vote by telephone: Canadian Non-Registered Shareholders call: 1-800-474-7493 (English), 1-800-474-7501 (French); U.S. Non-Registered Shareholders call: 1-800-454-8683

•     mail to: Data Processing Centre, PO Box 3700, STN, Industrial Park, Markham, ON L3R 9Z9

See the instructions on the VIF or contact your intermediary for more details.

Revoking your Proxy	Revoking your Voting Instructions

You can revoke your proxy by:

•     completing and returning a new proxy before the Proxy Deadline with a later date;

•     sending a notice in writing to our Corporate Secretary before the Proxy Deadline;

•     providing a written notice to the Chair of the Meeting at the Meeting; or

•     any other manner permitted by law.

Contact your intermediary for instructions on how to revoke voting instructions previously submitted. Be sure to contact your intermediary well in advance of the Proxy Deadline.

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Information about Proxy Voting

•	The persons named in the provided proxy are officers of Teck.
•	You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline. Registered Shareholders will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
•	Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information so that TSX Trust Company may provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.
•	The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the Shareholder and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.
•	The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.
•	Voting instructions and proxyholder appointments must be received by 4:00 p.m. (Pacific Time) on April 21, 2026 (or, if the Meeting is adjourned or postponed, two business days before the day on which the Meeting is reconvened). Nonetheless, the Chair of the Meeting has discretion to extend or waive the proxy cut-off without notice and to accept late proxies.

If you do not specify how you want to vote and you appoint Teck’s representatives as your proxyholders, they will vote:

•   FOR the election of directors;

•   FOR the appointment of the auditor; and

•   FOR the advisory resolution on Teck’s approach to executive compensation

Voting Results

We will issue a news release with the voting results shortly after the Meeting and will also file the voting results with securities regulators as required. Visit www.teck.com/news to see our news releases.

Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of Teck for use at the Meeting. We have not authorized any person to give any information or to make any representation in connection with the business of the Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely upon it as having been authorized or being accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other advisors.

Notice to Shareholders in the United States

The solicitation of proxies in connection with the Meeting described in this Circular involves securities of a Canadian corporation and is being effected in accordance with Canadian corporate and securities laws, including disclosure requirements. Shareholders in the United States should be aware that these requirements may be different from those under United States corporate and securities laws relating to U.S. corporations. The enforcement by Shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that Teck is organized under the laws of Canada, that some of its directors and officers are not residents of the United States, and a substantial portion of its assets may be located outside of the United States. Shareholders may not be able to sue Teck or its directors and officers in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

5

Forward-Looking Statements

This Circular contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Circular based on current expectations and conditions. These forward-looking statements may include statements concerning:

•	forecast production, forecast operating costs, unit costs, capital costs and other costs, and forecast sales
•	future demand for and supply, prices and price volatility of copper, zinc, steelmaking coal and other products we produce and sell
•	our proposed merger with Anglo American plc, including the timing of completion, our ability to meet the closing conditions and receive applicable approvals, and our ability to achieve synergies
•	expected mine lives of Teck’s operations and possible mine life extensions through development of new areas or otherwise
•	expectations regarding the ability to maintain and renew existing permits, licenses, and leases for Teck’s properties
•	expected completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof
•	estimates of the quantity and quality of Teck’s mineral reserves and resources
•	availability and cost of Teck’s credit facilities, bonding, letter of credit facilities, and financial assurance requirements
•	our planned capital expenditures and timing for sanction, development, construction, and completion of our capital projects
•	our estimates of reclamation and other costs related to environmental protection and potential impact of complying with existing and proposed laws and other regulatory frameworks that could impact our business
•	our financial and operating objectives and our exploration, environmental, community, health, and safety initiatives and procedures;
•	our sustainability goals and strategy
•	our dividend policy and capital allocation framework
•	risks facing our operations, projects and business and general business and economic conditions
•	other statements that are not historical facts

Although we believe that these forward-looking statements are based on information and assumptions that are reasonable and complete, inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, which may cause actual results to differ materially from those expressed or implied by these forward-looking statements contained, including, but not limited to the risks described in detail in Teck’s most recent annual information form available under Teck’s profile at www.sedarplus.ca. Readers are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking statements in this Circular and in the documents incorporated by reference herein are based on a number of assumptions that Teck believed were reasonable on the day it made the forward-looking statement, including, but not limited to, assumptions regarding:

•	general business and economic conditions, including interest rates, inflation, commodity and power prices, credit and financial market conditions and the impact of foreign exchange rates and tax rates and related frameworks
•	acts of governments and the outcome of any legal or regulatory proceedings or other disputes that we may be involved in
•	supply and demand for, deliveries and price volatility of copper, zinc, steelmaking coal, and our other metals and minerals
•	our ability to meet the closing conditions and receive applicable approvals for our proposed merger and achieve synergies
•	timing, receipt of, and our ability to comply with permits, licenses, leases and other required approvals for our development projects and operations, including mine extensions
•	our ability to secure adequate transportation, including rail and port service, for our products
•	results from studies on and engineering and construction timetables and capital costs for our expansion and development projects
•	our costs of production and our production and productivity levels, as well as those of our competitors
•	continuing availability of water and power resources for our operations
•	availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms
•	availability of letters of credit and other acceptable forms of financial assurance for reclamation and other bonding requirements
•	our ability to procure sufficient equipment, operating supplies, and services on a timely basis and on commercially reasonable terms
•	availability of qualified employees and contractors and our ability to attract and retain skilled employees
•	satisfactory negotiation of collective agreements with unionized employees
•	benefits of technology for our operations and development projects
•	costs of closure, reclamation, and environmental compliance generally, of our operations and projects
•	accuracy of our mineral reserve and resource estimates and the geological, operational, and price assumptions they are based on;
•	outcome of commodity price, volume, treatment and refining charge negotiations with customers
•	financial or physical impacts of climate change and climate change initiatives on markets, our operations, and projects
•	impact of geopolitical events on our operations and projects and on global markets
•	our ongoing relations with regulators, communities, and our business and joint venture partners

Our sustainability goals and strategies are based on a number of assumptions, including regarding the availability and effectiveness of technologies needed to achieve our goals; the availability of clean energy sources and zero-emissions alternatives for transportation on reasonable terms; our ability to implement new source control or mine design strategies on commercially reasonable terms without impacting production; and the performance of new technologies in accordance with our expectations.

6

We caution you that the foregoing list of important factors and assumptions is not exhaustive. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed in the “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2025, and subsequent filings, which can be found under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Use of Non-GAAP Financial Measures and Ratios

The “Executive Summary” and “Executive Compensation” sections of this Circular contain references to certain non-GAAP financial measures and non-GAAP ratios which do not have a standardized meaning prescribed by International Financial Reporting Standards and may not be comparable to similar financial measures and ratios reported by other issuers. This includes references to “adjusted EBITDA”, “EBITDA” and “Adjusted profit from continuing operations attributable to shareholders”. These financial measures and ratios have been derived from Teck’s financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of Teck’s operations and financial position and provide further information about financial results to investors in the context of Teck’s executive compensation practices.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS. Additional information on the non-GAAP financial measures and non-GAAP ratios, including a reconciliation of Teck’s 2025 EBITDA, adjusted EBITDA results and Adjusted profit from continuing operations attributable to shareholders, are available in Teck’s management discussion & analysis for the year-ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or at www.Teck.com/reports.

Questions and Answers About the meeting

Q.	Why did I receive this package of information?
A.	This Circular is furnished in connection with the solicitation of proxies by and on behalf of Teck’s management for use at the Meeting. As a Teck Shareholder at the close of business on the Record Date, you are entitled to receive notice of and vote at the Meeting.
Q.	Who is soliciting my proxy?
A.	Your proxy is being solicited by management of Teck.
Q.	Who pays for the proxy solicitation?
A.	The cost of soliciting proxies will be borne by Teck. Teck will reimburse brokers, custodians, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial Shareholders.
Q.	When is the Meeting?
A.	The Annual Meeting of Shareholders will be held on April 23, 2026 at 4:00 p.m. (Pacific Time).
Q.	How do I attend the Meeting?
A.	Registered Shareholders and duly appointed proxyholders are able to attend the Meeting in person at Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, BC or virtually at: https://virtual-meetings.tsxtrust.com/1888. See “Information about Voting” on page 4.
Q.	What am I being asked to vote on?
A.	Shareholders will be asked to consider:
•	the election of directors;
•	the appointment of the auditor; and
•	the advisory resolution on executive compensation.
Q.	Who is entitled to vote at the Meeting?
A.	As of the Record Date, 7,559,532 Class A shares and 481,943,298 Class B subordinate voting shares were outstanding. Shareholders of record as of the close of business on that date are entitled to notice of and to vote at the Meeting.
Q.	How can I vote my shares?
A.	You can vote your Teck shares by either attending and voting such shares at the Meeting or voting by proxy in advance of the Meeting. See “Information About Voting” on page 4 for details.

Q.	What if I am a Registered Shareholder?
A.	If you were a registered shareholder at the close of business on the Record Date, you can vote at the Meeting. If you cannot attend the Meeting, please complete and return your proxy in accordance with the instructions on the proxy form. See “Information About Voting” on page 4.
Q.	What if I am a Non-Registered (or Beneficial) Shareholder?
A.	If you are a non-registered shareholder and your Teck shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company, trustee, nominee or other intermediary, you are not entitled to vote unless you carefully follow the instructions provided by your intermediary. Instructions on how to vote are found under “Information About Voting” on page 4.
Q.	What happens when I sign and return the proxy form?
A.	When you sign the proxy form appointing the management proxyholders, you authorize an officer of Teck to vote your shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be cast:
•	FOR the election of each of the director nominees;
•	FOR the appointment of the auditor; and
•	FOR the advisory resolution on executive compensation.

The person named in the proxy form will also have discretion to vote your shares as he or she sees fit on any other matter that may properly come before the Meeting that you are entitled to vote on.

Q.	What if amendments are made to any matter or if other matters are brought before the Meeting?
A.	The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, Teck’s management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them as they see fit.
7

INFORMATION ABOUT THE DIRECTORS

Information about the Director Nominees

The Board has determined that 11 directors are to be elected at the Meeting to hold office until the next annual meeting of shareholders. On the closing of the proposed Merger with Anglo American plc, it is expected that the directors of Teck Resources Limited will be replaced and six of the current directors will be appointed to the board of Anglo Teck plc.

The following pages provide relevant information on each of the director nominees.

Each of the nominees was elected at the last annual meeting in 2025. Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles

ARNOUD BALHUIZEN, 56
Laren, Netherlands Independent(2) Director Since: 2023 Term Limit: 2038	Arnoud Balhuizen was first elected to Teck’s Board in 2023. Mr. Balhuizen has been Managing Partner of 280ppm B.V., a Dutch investment firm focused on early-stage companies that work to mitigate the causes and effects of climate change and facilitate the energy transition, since 2020. He is a member of the advisory board of various entities, including Anthony Veder N.V., a private shipping company, Earth AI, a start-up mining exploration technology company, and 3FBio (Enough) Ltd, a start-up sustainable protein company. From 1995 to 2019, Mr. Balhuizen held various roles at BHP Group PLC, most recently as Chief Commercial Officer from 2016 to 2019. He received a Bachelor’s Degree in Business Economics from The Hague University..
Other Public	Meetings Attended:
Company Directorships:	Board	17 of 17	100%
None	Committee Meetings Attended:
	Audit	5 of 5	100%
2025 Voting Results:	Compensation & Talent (Chair)	5 of 5	100%
For: 99.81%	Safety, Operations and Projects	9 of 10	90%
Against: 0.19%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	5,000 ($328,550)	15,986 ($1,050,440)	0 ($0)	$1,378,990	Yes

8

James K. Gowans(3), 73
Surrey, British Columbia Independent(2) Director Since: 2024 Term Limit: 2040	James K. Gowans was first appointed to the Board of Teck in May 2024. Mr. Gowans was previously the Interim President and Chief Executive Officer of the Trilogy Metals Inc. from September 2019 to June 2020. He was previously the President, CEO and a director of Arizona Mining Inc. from January 2016 until it was purchased by South32 Limited in August 2018. He was Senior Advisor to the Chair of the Board of Barrick Gold Corporation from August to December 2015, co-President from July 2014 to August 2015, and Executive Vice President and Chief Operating Officer from January to July 2014. He served as Managing Director of the Debswana Diamond Company in Botswana from 2011 to 2014. He has extensive experience as a senior executive in the mining industry, including at DeBeers, PT Inco in Indonesia, and Placer Dome Ltd. Mr. Gowans is the past chair of the Mining Association of Canada. He received a Bachelor’s Degree in Applied Science in Mineral Engineering from the University of British Columbia, attended the Banff School of Advanced Management. He is currently a director of Trilogy Metals Inc., NexGold Mining Corp., and Premium Resources Ltd.

Other Public Company Directorships:	Meetings Attended:
Trilogy Metals Inc.	Board	15 of 17	88%
NexGold Mining Corp.	Committee Meetings Attended:
Premium Resources Ltd.	Corporate Governance & Nominating	4 of 4	100%
	Safety, Operations and Projects	10 of 10	100%
2025 Voting Results:
For: 98.76%
Against: 1.24%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	8,200 ($538,822)	9,751 ($640,738)	0 ($0)	$1,179,560	Yes

NORMAN B. KEEVIL, III, 61
Victoria, B.C., Canada Not Independent(4) Director Since: 1997 Term Limit: N/A	Norman Keevil, III was appointed to Teck’s Board in 1997 and was appointed Vice Chair in October 2018. He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree. Mr. Keevil is CEO of Valence Water Inc., (previously, Boydel Wastewater Technologies Inc.), a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants. Prior to joining Valence, Mr. Keevil was President of Poncho Wilcox Engineering. He is a director of Lupaka Gold Corp.
Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
Lupaka Gold Corp.

2025 Voting Results: For: 99.67% Against: 0.33%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
5,000 ($328,850)	16,000 ($1,051,360)	85,051 ($5,588,701)	0 ($0)	$6,698,911	Yes
*	In addition, Mr. Keevil is a director of Keevil Holdco, which holds 1,566,105 Class B Subordinate Voting Shares and approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at March 2, 2026 held 4,300,000 Class A Shares.

9

Catherine McLeod-Seltzer, 64
Vancouver, B.C., Canada Independent(2) Director Since: 2025 Term Limit: 2040	Catherine McLeod-Seltzer was elected to Teck’s Board in April 2025. She is a leader in the mining industry, recognized for her financial expertise, access to capital and ability to create growth-focused companies that generate significant shareholder value. Ms. McLeod-Seltzer was the Non-Executive Chair of Bear Creek Mining until February 2026 and was previously a director and Non-Executive Chair of Kinross Gold Corporation until May 2025. Previously, she was a director of a number of mining companies, including Lucara Diamond Corp., Miramar Mining Corporation, Francisco Gold Corp., Stornoway Diamond Corp., and Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and as Operations Manager in Santiago, Chile from 1991 to 1992. She holds a Bachelor’s degree in Business Administration from Trinity Western University.

Other Public	Meetings Attended:
Company Directorships:	Board	14 of 14	100%
Flow Capital Corp	Committee Meetings Attended:
	Compensation & Talent (new member)	3 of 3	100%
2025 Voting Results:	Corporate Governance & Nominating (new member)	2 of 2	100%
For: 99.11% Against: 0.89%	Safety, Operations and Projects (new member)	8 of 8	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000* ($131,420)	5,255 ($345,306)	0 ($0)	$476,726	No*
*	Ms. McLeod-Seltzer has until 2030 to meet share ownership guidelines. Shareholdings as of December 31, 2025. As of the Record Date of March 2, 2026, Ms. McLeod-Seltzer held 4,000 Class B Subordinate Voting Shares.

SHEILA A. MURRAY, 69
Toronto, Ontario, Canada Independent(2) Director Since: 2018 Term Limit: 2033	Sheila Murray has been a director of Teck since April 2018 and was appointed Chair of the Board in February 2020. She is a graduate of Queens University (B.Comm. and LLB). Ms. Murray served as President of CI Financial Corp. from 2016 to 2019 and was previously Executive Vice-President, General Counsel and Secretary of CI Financial Corp. and a partner at Blake, Cassels & Graydon LLP, where she practised securities law with an emphasis on mergers and acquisitions, corporate finance, and corporate reorganizations. Ms. Murray is the past Chair of the Dean’s Council at Queen’s University Law School and has also taught Securities Regulation at Queen’s University and Corporate Finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is also a director of BCE Inc./Bell Canada, and a trustee of Granite REIT. Ms. Murray has completed the Competent Boards ESG Designation program and is a member of the World Economic Forum Community of Chairpersons and Climate Governance Initiative Advisory Board.

Other Public Company Directorships:	Meetings Attended:
BCE Inc./Bell Canada	Board	17 of 17	100%
Granite REIT

2025 Voting Results: For: 99.70% Against: 0.30%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	10,000 ($657,100)	86,933 ($5,712,367)	10,279 ($675,433)	($7,044,901)	Yes

10

UNA M. POWER, 60
Vancouver, B.C., Canada Independent(2) Director Since: 2017 Term Limit: 2032	Una Power was elected to Teck’s Board in April 2017. Ms. Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded energy company. During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment. Ms. Power holds a B.Comm. (Honours) from Memorial University, and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD. Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation

Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
Bank of Nova Scotia	Committee Meetings Attended:
TC Energy Corporation	Audit (Chair)	5 of 5	100%
	Compensation & Talent	5 of 5	100%
2025 Voting Results: For: 99.10% Against: 0.90%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	11,454 ($752,642)	79,559 ($5,227,822)	0 ($0)	$5,980,464	Yes

JONATHAN H. PRICE, 48
Vancouver, British Columbia Not Independent(2)(5) Director Since: 2022 Term Limit: n/a	Jonathan Price is Teck’s President and Chief Executive Officer and has served as a director since July 2022. Previously, Mr. Price was Executive Vice President and Chief Financial Officer, having joined Teck in October 2020. He brings extensive experience in the resources sector through a variety of finance, commercial and business development roles spanning Europe, Asia and Australia, with a focus on strategy, transformational change and business improvement. Prior to joining Teck, Mr. Price was employed by BHP Group PLC from 2006 to 2020, where he was Chief Transformation Officer, Vice President Finance, and Vice President Investor Relations working in Asia, Australia and the UK. He has also worked in the Metals and Mining team at ABN AMRO Bank and held various production and technical roles with INCO. Mr. Price holds a Master of Engineering (Hons.) in Metallurgy and Materials Science from the University of Oxford and a Master of Business Administration from Cardiff University.

Other Public Company Directorships:	Meetings Attended:
N/A	Board	17 of 17	100%

2025 Voting Results: For: 99.83% Against: 0.17%

Securities Held(1)
Class A	Class B	PSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	187,626 ($12,328,904)	64,093 ($4,211,551)	$16,540,455	Yes

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PAUL G. SCHIODTZ, 66
Santiago, Chile Independent(2) Director Since: 2022 Term Limit: 2037	Mr. Schiodtz was appointed to Teck’s Board in February 2022. He holds a Mechanical Engineering degree from the University of Santiago of Chile, along with M.Sc. degrees in Management and Operations Research from the Massachusetts Institute of Technology. Currently, he serves on the Board of Constructora Gardilcic, a Chilean contractor specializing in underground mine development. Mr. Schiodtz previously served on the Board of Codelco until May 2021 and is the former Chairman of both the Canada-Chile Chamber of Commerce and the Chilean Chemical Industry Association. His last executive role was as Senior Vice President for Latin America at Methanex Corporation, culminating a 27-year career in natural resource-based industries.

Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
None	Committee Meetings Attended:
	Audit	5 of 5	100%
2025 Voting Results:	Corporate Governance & Nominating (Chair)	4 of 4	100%
For: 98.78%	Sustainability	4 of 4	100%
Against: 1.22%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	16,298 ($1,070,942)	15,051 ($989,001)	0 ($0)	$2,059,943	Yes

TIMOTHY R. SNIDER, 74
Tucson, Arizona, United States Independent(2) Director Since: 2015 Term Limit: 2030	Timothy Snider was elected to Teck’s Board in April 2015. He is a graduate of Northern Arizona University (B.Sc.) and completed the Wharton Advanced Management Program. Most recently, Mr. Snider was Chairman of Cupric Canyon Capital LP, from 2008 to 2024. Prior to this role, he had a 38-year career with Phelps Dodge Corporation and its successor, Freeport-McMoRan Copper and Gold, Inc., during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer. Mr. Snider has completed the Competent Boards ESG Designation program and was elected as a member of the United States National Academy of Engineering in February 2026.

Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
N/A	Committee Meetings Attended:
	Compensation & Talent (new member)	3 of 3	100%
2025 Voting Results:	Corporate Governance & Nominating (former member)	2 of 2	100%
For: 99.45%	Sustainability	4 of 4	100%
Against: 0.55%	Safety, Operations and Projects (Chair)	10 of 10	100%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	13,150 ($864,087)	113,353 ($7,448,426)	0 ($0)	$8,312,512	Yes

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SARAH A. STRUNK, 63
Coronado, California, United States Independent(2) Director Since: 2022 Term Limit: 2037	Ms. Strunk was appointed to Teck’s Board in February 2022. She is a graduate of the New York University School of Law, the University of Kansas School of Law, and Wichita State University (B.A.). She is currently a Director and Shareholder of Fennemore Craig, P.C., since 2000, and was Chair from 2016 to 2023. Previously, she was Chief Corporate Counsel to the copper and molybdenum division of Cyprus Amax Minerals Company from 1992 to 2000. She is also a director of Arizona Sonoran Copper Company and was previously Chair of the Board of Brio Gold Inc. She is a member of the Foundation for Mineral and Energy Law and is called to the bar in Arizona, California, New York, Connecticut, and Kansas.

Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
Arizona Sonoran Copper	Committee Meetings Attended:
Company	Audit	5 of 5	100%
	Corporate Governance & Nominating	4 of 4	100%
2025 Voting Results:	Sustainability (Chair)	4 of 4	100%
For: 96.84%
Against: 3.16%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	8,000 ($525,680)	23,380 ($1,536,300)	0 ($0)	$2,061,980	Yes

YU YAMATO, 52
Vancouver, Canada Independent(2) Director Since: 2024 Term Limit: 2039	Yu Yamato was elected to Teck’s Board in April 2024. He is a graduate of the Geological Institute of the University of Tokyo with a Master of Science and a Bachelor of Science. He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1999, and is currently the President and a Director of Sumitomo Metal Mining Canada, Ltd. Mr. Yamato is currently a director of Kenorland Minerals Ltd. and a member of the Society of Resources Geology, Japan.

Other Public Company	Meetings Attended:
Directorships:	Board	17 of 17	100%
Kenorland Minerals Ltd.	Committee Meetings Attended:
	Sustainability	4 of 4	100%

2025 Voting Results: For: 99.84% Against: 0.16%

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	9,652 ($634,233)	0 ($0)	$634,233	No*

* Mr. Yamato has until 2029 to meet share ownership guidelines.

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Notes to Director Profiles:

(1)	Share and share unit holdings are as at the record date valued at the closing price of the Class B Subordinate Voting Shares ($65.71) on the TSX on December 31, 2025. DSUs (as defined below) granted to non-executive directors vest on the grant date. Values as at December 31, 2025 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Class B Subordinate Voting Shares on the TSX as at December 31, 2025. For the purposes of Mr. Price’s PSUs (as defined below) the value has been calculated assuming a performance factor of 100%.
(2)	The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.
(3)	Mr. Gowans was a director of Gedex Systems Inc. ("Gedex"), a company based in Mississauga, Ontario. On August 9, 2019, Gedex filed a notice of application in the Ontario Superior Court of Justice (the "Court") under the Companies' Creditors Arrangement Act (the "CCAA") requesting an order approving a sale and investor solicitation process ("SISP") in respect of the property, assets and undertakings of Gedex. On August 12, 2019, the Court made an order authorizing and approving, among other things, the commencement of the SISP, a stay of proceedings until September 11, 2019, granting Gedex protection from its creditors pursuant to the CCAA and appointing Zeifman Partners Inc. as monitor in the proceedings. On December 5, 2019, the Court certified that all matters to be attended to in connection with the CCAA proceedings had been completed and a discharge notice was filed on December 23, 2019, terminating the CCAA proceedings.
(4)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(5)	Mr. Price is an officer of Teck and holds stock options RSUs, and PSUs and is eligible for PDSUs (defined below). See Appendix A for plan details.

Shareholdings of Director Nominees

As at March 2, 2026:	All Directors
Total Class A Shares	5,000
Aggregate value of Class A Shares(1)	$392,450
Total Class B Subordinate Voting Shares	92,102
Aggregate value of Class B Subordinate Voting Shares(1)	$7,201,455
(1)	Based on the closing price of Class A Common Shares on the TSX on March 2, 2026 of $78.49 and the Class B Subordinate Voting Shares on the TSX on March 2, 2026, of $78.19.
14

INFORMATION ABOUT Director Compensation

The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to performing their duties, including preparing for and attending Board and committee meetings and ensuring that they stay informed about our business and the global mining industry. The Board believes that we must offer a competitive compensation package to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and a share-based award of either deferred share units (“DSUs”) or restricted share units (“RSUs”). We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below. Mr. Price does not receive any additional compensation for acting as a director and his compensation is fully reflected in the section “Executive Compensation”.

We require directors to maintain minimum holdings of Teck shares or share units. See “Mandatory Shareholdings for Directors” on page 17 for more details. The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.

Determining Director Compensation

The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually, benchmarked against Teck’s compensation peer group. In 2025, based on the results of the annual benchmarking review performed by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), the Compensation Committee recommended a modest increase to the fees payable to non-executive directors other than the Chair and Vice Chair and a slight increase in the fees payable to the Chairs of the standing Board committees other than the Audit Committee, to bring director compensation into alignment with the median director compensation for the peer group as disclosed in 2024.

The Board may from time to time approve ad hoc committees of the Board and establish meeting fees to compensate directors for extra time spent on Teck matters. There was no additional director compensation approved or paid in 2025.

Compensation Components

Annual Retainer and Committee Fees

Teck pays annual retainers and committee fees to directors as follows:

Component	Fee
Cash Retainer
Chair	$275,000
Vice Chair	$180,000
Non-executive Director (excluding Chair and Vice Chair)	$135,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$15,000
Other Committee Chair(1)	$10,000
Committee Member	$10,000
Share-Based Retainer
Non-executive Director	$155,000
Chair	$275,000
Vice Chair	$165,000
Additional Fees
Travel Fee(2)	$1,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
(2)	Directors travelling from outside British Columbia the day prior to Board or Committee meetings to attend those meetings.

Directors are also reimbursed for out-of-pocket expenses and travel costs related their work on behalf of Teck.

Share-Based Awards

The share-based component of director compensation is payable in either DSUs or RSUs. Until directors have met the mandatory minimum shareholding requirement, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter and may also elect to receive all or a portion of their annual equity grant as RSUs, which are issued and priced on May 1 each year.

DSUs and RSUs are notional shares with the same value at any given time as the Class B Subordinate Voting Shares but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs. RSUs pay out within three years of grant, while DSUs do not pay out until a director ceases to hold office. See Appendix A “Equity Incentive Plans” for additional details on the terms of the RSU and DSU plans and awards.

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On May 1, 2025, non-executive directors other than the Chair and Vice Chair each received 3,360 share units. The Board Chair received 5,962 share units and the Vice Chair received 3,577 share units. Those grants had a grant date value of $46.1112 per share unit, based on the volume weighted average price (“VWAP”) of the Class B Subordinate Voting Shares on the TSX for the 20 consecutive trading days prior to the grant date, equal to a target dollar value of approximately $155,000 for non-executive directors, $275,000 for the Board Chair, and $165,000 for the Vice Chair.

Directors’ Total Compensation

The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2025.

Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
A.J. Balhuizen	174,415	154,934	4,000	333,349
E.C. Dowling(4)	47,810	154,934	5,000	202,744
J. K. Gowans(4)	149,845	154,934	—	304,778
N.B. Keevil, III	180,000	164,940	—	344,940
C.E. McLeod-Seltzer(4)	105,389	—	—	105,389
S.A. Murray	273,937	274,915	5,000	553,852
U.M. Power	169,958	154,934	—	324,892
P.G. Schiodtz	173,000	154,934	5,000	332,934
T.R. Snider	168,892	154,934	5,000	328,825
S.A. Strunk	152,356	154,934	5,000	312,289
Y. Yamato	139,812	154,934	—	294,746
(1)	Includes any portion of annual retainer earned in cash but paid in DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.
(2)	The fair value for share units granted was $46.1112, being the VWAP of the Class B Subordinate Voting Shares for the 20 days prior to the grant date of May 1, 2025. This column does not include DSUs granted in lieu of cash.
(3)	Consists of travel fees for directors travelling from outside British Columbia the day prior to a meeting.
(4)	Mr. Dowling retired effective April 24, 2025. Ms. McLeod-Seltzer was elected April 24, 2025.

Outstanding Share-Based Awards

The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2025. We do not award options to non-executive directors.

Name	Outstanding Share-Based Awards
	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share- based awards not paid out or distributed ($)(2) (3)
A.J. Balhuizen	-	-	1,050,440
E.C. Dowling(4)	-	-	-
J. K. Gowans(4)	-	-	640,738
N.B. Keevil, III	-	-	5,588,701
C.E. McLeod-Seltzer(4)	-	-	345,306
S.A. Murray	-	-	6,387,801
U.M. Power	-	-	5,227,822
P.G. Schiodtz	-	-	989,001
T.R. Snider	-	-	7,448,426
S.A. Strunk	-	-	1,536,300
Y. Yamato	-	-	634,233
(1)	RSUs and DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)	Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2025 by the closing price of the Class B Subordinate Voting Shares on the TSX on December 31, 2025 of $65.71.
(4)	Mr. Dowling retired effective April 24, 2025. Ms. McLeod-Seltzer was elected April 24, 2025.
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Share-Based Awards – Value Vested or Earned During the Year

The following table shows the number and value of share-based awards that vested or were earned for each non-executive director for the fiscal year ending December 31, 2025. Non-executive directors did not receive any non-share-based incentive compensation in 2025.

Name	Value Vested During The Year ($)(1)
	RSUs(2)(4) ($)	DSUs ($)(2)(3)		Total ($)
		Granted in Lieu of Fees Earned in Cash	Share-Based Retainer
A.J. Balhuizen	-	178,415	154,934	333,349
E.C. Dowling(5)	-	-	154,934	154,934
J. K. Gowans(5)	-	149,845	154,934	304,778
N.B. Keevil, III	-	-	164,940	164,940
C.E. McLeod-Seltzer(5)	-	105,389	-	105,389
S.A. Murray	274,915	36,312	-	311,227
U.M. Power	-	87,458	154,934	242,392
P.G. Schiodtz	-	-	154,934	154,934
T.R. Snider	-	173,892	154,934	328,825
S.A. Strunk	-	157,356	154,934	312,289
Y. Yamato	-	139,812	154,934	294,746
(1)	Includes dividend equivalents credited as additional share units.
(2)	The amount represents the aggregate fair market value of the share units as of the vesting date, which is also the grant date.
(3)	DSUs vest on the grant date but are not redeemable until a Director ceases to act and is not otherwise employed by Teck. The actual value of the DSUs on the payout date is based on the fair market value of the Class B Subordinate Voting Shares on that date and cannot be determined until that time.
(4)	RSUs vest on the grant date but are redeemed after a three-year period. The actual value of the RSUs on the payout date is based on the fair market value of the Class B Subordinate Voting Shares on that date and cannot be determined until that time.
(5)	Mr. Dowling retired effective April 24, 2025. Ms. McLeod-Seltzer was elected April 24, 2025.

Mandatory Shareholdings for Directors

Non-executive directors are required to own shares or share units equivalent in value to at least three times their total annual cash and share-based retainer, with new directors having five years to reach the mandatory minimum. For the purposes of the policy, the value of share units is determined by using the closing price of the Class B Subordinate Voting Shares on the TSX on December 31, 2025. On that date, all non-executive directors subject to the shareholding requirement had met the requirement or were on track to do so within the time limit. Directors may also meet the mandatory minimum based on grant date value of their DSUs and RSUs.

The following table shows the number of shares and share units held by each non-executive director nominee as at December 31, 2025 compared to the prior year, the value of their holdings as of that date, and the value required to meet the shareholding requirement.

Name	Director Since	As At	Shares (#)(1)		Share Units (#)(2)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Minimum Value Required ($)
			Class A	Class B	Teck RSUs	Teck DSUs
A. Balhuizen(4)	2023	2025	-	5,000	-	15,986	20,986	1,378,990	870,000
		2024	-	5,000	-	9,367	14,367	944,056	840,000
J.K. Gowans(4)	2024	2025	-	8,200	-	9,751	17,951	1,179,560	870,000
		2024	-	6,500	-	3,680	10,180	668,928	840,000
N.B. Keevil, III	1997	2025	-	16,000	-	85,051	106,051	6,968,911	1,035,000
		2024	5,000	11,000	-	80,769	91,769	6,030,141	1,035,000
C.E. McLeod-Seltzer(4)	2025	2025	-	2,000	-	5,255	7,255	476,726	870,000
		2024	-	1,000	-	-	1,000	65,710	-
S.A. Murray	2018	2025	-	10,000	10,279	86,933	96,933	6,369,467	1,650,000
		2024	-	10,000	4,242	85,568	95,568	6,279,773	1,650,000
U.M. Power	2017	2025	-	11,454	-	79,559	91,013	5,980,464	870,000
		2024	-	11,454	-	74,053	85,507	5,618,665	840,000
P.G. Schiodtz	2022	2025	-	16,298	-	15,051	31,349	2,059,943	870,000
		2024	-	16,298	-	11,600	27,898	1,833,178	840,000
T.R. Snider	2022	2025	-	13,150	-	113,353	126,503	8,312,512	870,000
		2024	-	13,150	-	106,016	119,166	7,830,398	840,000
S.A. Strunk	2015	2025	-	8,000	-	23,380	31,380	2,061,980	870,000
		2024	-	4,600	-	16,793	21,393	1,405,734	840,000
Y. Yamato(4)	2024	2025	-	-	-	9,652	9,652	634,233	870,000
		2024	-	-	-	3,759	3,759	247,004	840,000
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the closing prices of the Class A Common and Class B Subordinate Voting Shares on the TSX on December 31, 2025 of $65.77 and $65.71, respectively.
(4)	Mr. Yamato was elected April 25, 2024 and Ms. McLeod-Seltzer was elected April 24, 2025.
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INFORMATION ABOUT CORPORATE GOVERNANCE

Teck’s Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, we have a system of corporate governance practices in place that meets or exceeds all applicable Canadian requirements. In recent years, we continued to refine our approach to governance, including implementing a six-year sunset on our dual class share structure in 2023. The Board also adopted a new Enterprise Strategy and Enterprise Risk Management Policy and has continued to advance long-term succession planning for Board and management.

Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards. The Corporate Governance & Nominating Committee (the “Governance Committee”) has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance.

Committee Reports

The Board has five standing committees, being the Audit Committee, Governance Committee, the Compensation Committee, the Safety, Operations & Projects Committee, and the Sustainability Committee. The five standing committees hold regularly scheduled meetings throughout the year. The Board may also constitute informal sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it considers appropriate. There are currently no ad hoc Board Committees.

An in camera session is held at each meeting for the independent members of the Board and committees to meet without management present. Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees.

Teck’s standing committees are composed of 100% independent directors. The Chair, Vice Chair, and CEO generally attend all committee meetings, where possible and as appropriate.

The reports below describe each standing committee’s key responsibilities, members, and activities in 2025. Membership is as at December 31, 2025. Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.teck.com/about/governance.

Report of the Audit Committee
Members	Power (Chair), Balhuizen, Schiodtz, and Strunk
Members’ Qualifications

All of the members of the Committee are financially literate, the Chair of the Committee, Una Power, qualifies as an audit committee financial expert under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.

Each member has significant experience relevant to Committee responsibilities, either through audit committee or other executive experience with other companies. Please see their biographies beginning on page 8 for further details.

Meetings in 2025	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	•	provide an open avenue of communication between management, the external and internal auditors, and the Board
	•	assist the Board in oversight of:
• integrity, adequacy, and timeliness of financial reporting and disclosure practices
• processes for identifying the principal financial reporting risks and reviewing internal control systems
• compliance with legal and regulatory requirements related to financial reporting
• accounting principles, policies, and procedures used by management to determine significant estimates
• anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures
• whistleblower mechanisms
• engagement, independence and performance of the external auditor
• internal audit mandate and planning, including SOX compliance audits
	•	assist the Board in oversight of the management and governance of Teck’s pension plans
	•	assist the Board in oversight of the management and governance of Teck’s cybersecurity programs and potential impacts of artificial intelligence on Teck’s information systems and data
Key Activities in 2025	•	reviewed with management and the external auditor and recommended to the Board for approval the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents
	•	obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting
	•	reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices
	•	reviewed with management and external auditor the QB operations and cost guidance and tailings management facility capital expenditure estimates, and related governance processes
With respect to the External Auditor:
	•	reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States

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•	received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada
•	reviewed the independence of the external auditor and rotation of lead audit partner in 2026, including a review of non-audit services and receipt of written assurance of independence from the external auditor
•	required prior approval of all non-audit services provided by the external auditor
•	reviewed and recommended the reappointment of the external auditor after assessing audit quality, auditor tenure, appropriateness of estimated fees, independence and other relevant matters
With respect to Financial Controls:
•	continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting
•	received the external auditor’s report on and attestation to management’s certification of the FCP
•	reviewed the process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls
With respect to the internal audit group:
•	reviewed the independence of the internal audit group, including the performance of the Vice President, Assurance and Advisory
•	reviewed and approved the mandate, resources, annual budget and audit plan of the internal audit group and the results of internal audits completed during the year
With respect to Pension Matters:
•	reviewed the design of and coverage under the pension plans
•	reviewed and approved changes to the pension funding policy for the defined benefit plans and the level of contributions to the defined contribution plans
•	monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and the terms of the relevant plan
•	reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports
•	reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect of investment policies and goals and overall governance
•	reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members
•	reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers and advisors
•	reviewed and monitored the performance, returns and the volatility of the plans
With respect to other matters:
•	received regular reports on significant litigation matters, reports made through Teck’s whistleblower reporting mechanisms, and resulting investigation processes and results
•	received reporting on ethics and compliance matters, including general risk management processes and implementation of third party risk assessments
•	reviewed matters related to the selection and implementation of a new enterprise resource planning system and related governance processes
•	met at each meeting in camera with each of the CFO, external auditor, and lead internal auditor separately and without management present
•	received presentations on cybersecurity and Teck’s digital systems, including information on top cybersecurity threats, risk management activities, impact of separation of the coal steelmaking business, vendor and supply chain monitoring, internal training programs, and consideration of emerging artificial intelligence technology and cybersecurity
•	reviewed and recommended to the Board for approval an updated Delegation of Authority Policy and Information Security Policy
•	reviewed treasury matters on a quarterly basis, including liquidity, leverage metrics, financial assurance capacity, and capital allocation considerations
•	completed the annual review of and approved changes to the Committee’s charter providing for the Committee’s review of succession planning for key finance leadership roles
•	received a presentation on global taxation matters relevant to Teck
•	reviewed succession plans in place for key finance leadership roles and talent development plans
•	received an update on new accounting standards

Report of the Compensation & Talent Committee
Members	Balhuizen (Chair), McLeod-Seltzer, Snider, and Power
Members’ Qualifications	Each member has significant experience relevant to Committee responsibilities, through compensation committee and/or other executive experience with other companies. Please see their biographies beginning on page 8 for further details.
Meetings in 2025	The Committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	•	assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs
	•	oversee material compensation plans with respect to risk management principles
	•	assist the Board in oversight of succession planning, talent management, and executive development programs

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Key Activities in 2025	•	reviewed and recommended to the Board for approval:
		•	the final annual incentive plan performance ratings for business units and functional groups for 2024 and the proposed 2025 annual incentive plan performance targets
		•	the CEO’s 2024 performance evaluation and annual incentive plan rating, based on the Board’s assessment of the CEO’s performance against established annual objectives and company performance
		•	the CEO’s 2025 compensation, including adjustments to base salary, annual incentive target, and long-term incentive grants
		•	the recommendations of the CEO regarding 2025 annual objectives and compensation for other senior executives, including evaluation of performance relative to annual objectives and adjustments to base salaries, annual incentives, and long-term incentive grants
		•	adjustments to directors’ annual retainer and incentive grants
		•	non-executive director compensation and equity grants
		•	adjustments to the mandatory minimum share ownership requirements
		•	compensation and appointments of executives appointed during the year
		•	the appropriate peer group of companies against which to assess the competitiveness of Teck’s executive and director compensation policies and plans
		•	the appropriate peer group of companies against which to assess the relative total shareholder return performance metric of the PSU and PDSU plans, updating it to reflect changes to Teck’s portfolio following the sale of the steelmaking coal business
		•	updated Bonus Plan Policy and Profit Share Plan Policy
	•	reviewed executive and director compensation disclosure in the annual proxy circular, to ensure it reflected the decisions and rationale of the Committee and the Board
	•	reviewed executive and employee compensation, change of control payments and considerations for long term compensation awards related to the Merger
	•	performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees
	•	reviewed the shareholdings of the senior executive team and directors relative to the mandatory minimum shareholding requirements established
	•	reviewed material compensation programs to confirm alignment with risk management principles and that there is no encouragement of inappropriate or excessive risk taking
	•	reviewed Respectful Workplace Policy initiatives such as site-specific initiatives related to training, reporting, and culture and updates on progress towards diversity and inclusion goals
	•	reviewed and provided feedback on proposed changes to the long-term incentive compensation mix for executives, including considerations related to the Merger
	•	received reports on the following:
		•	succession planning and recruitment with respect to the CEO and other executives
		•	executive development and employee talent management and development programs
		•	human resources strategic objectives and progress against previous goals
		•	benchmarking surveys of Teck’s executive compensation and director compensation programs relative to peer company practices, provided by Meridian
		•	independent compensation risk assessment for directors and executives, provided by Meridian
		•	Teck’s ninth annual Gender Pay Equity, Diversity, and Inclusion Review
		•	executive compensation market trends and developments, provided by Meridian, including discussion of clawback policies, share ownership guidelines, post-employment hold periods, incorporation of environmental, social and governance metrics, and pay mix trends
	•	completed the annual review of the Committee’s charter and work plan and the annual performance review for the Committee’s independent compensation consultant, Meridian
	•	reviewed 2026 human resources objectives, including talent development, representation initiatives, and labour relations initiatives, taking into consideration the Merger

Report of the Corporate Governance & Nominating Committee
Members	Schiodtz (Chair), Gowans, Strunk, and McLeod-Seltzer
Members’ Qualifications	Each member of the Committee is knowledgeable regarding corporate governance and has substantial and diverse board experience relevant to the Committee’s responsibilities. Please see their biographies beginning on page 8 for further details.
Meetings in 2025	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	•	identifies individuals qualified to become members of the Board
	•	recommends nominees for election at each annual meeting or to fill vacancies
	•	considers and recommends corporate governance and continuing education programs
	•	recommends the Board’s committee structure and appointments, including chair roles
	•	oversees Committee and director evaluations
	•	reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck
	•	monitors ethics, conflicts of interest, conduct standards and compliance
	•	oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process
	•	reviews and responds to shareholder communications received under the Shareholder Engagement Policy, as appropriate

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Key Activities in 2025	•	reviewed the independence and recommended the nomination or appointment of each director, including the interview and selection of a new independent director in 2025
	•	reviewed and recommended to the Board for approval the annual proxy circular disclosure
	•	reviewed and recommended to the Board for approval a new Economic Sanctions Compliance Policy
	•	reviewed correspondence received from shareholders and responses thereto and feedback received during shareholder engagement
	•	reviewed the composition of the Board and its committees, including discussion of optimal size, independent director representation, and diversity considerations and recommended changes in the committee structure to reflect Teck’s new operating model
	•	reviewed each director’s status under the 15-year term limit for independent directors and considered succession planning in the context of the Board skills matrix and upcoming retirements
	•	oversaw the annual evaluation of the Board, committees, and individual director performance , which was conducted with the assistance of an external consultant, Egon Zehnder
	•	reviewed the Board’s Skill Matrix and considered updates to the evergreen potential directors list
	•	at each meeting, reviewed and considered various emerging governance issues, including those relating to dual class share structures, regulatory developments and disclosure rules, potential transaction and merger developments, director independence and duties, conflicts of interest, shareholder activism, proxy advisor policies
	•	reviewed the director education program and selected topics for educational sessions
	•	reviewed the relationship of and communication between the Board and management
	•	completed the annual review of the Committee’s charter and work plan, the Board Mandate, and Position Descriptions for the Independent Board Chair, Vice Chair, Committee Chair, and Individual Directors

Report of the Sustainability Committee
Members	Strunk (Chair), Snider, Schiodtz, and Yamato
Meetings in 2025	The Committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	•	Review corporate policies, procedures, and performance with respect to the environment, engagement with communities and Indigenous relations, climate change, tailings, legacy properties and reclamation, and other sustainability related matters
Key Activities in 2025	•	received regular updates on work to update Teck’s sustainability strategy and goals, including progress against previous goals and the process undertaken to update the sustainability strategy in line with Teck’s updated operating model and enterprise strategic
	•	reviewed and recommended to the Board for approval:
		•	an updated committee charter reflecting its new mandate
		•	an updated Responsible Mineral Sourcing Policy and Tailings Management Policy
		•	the annual Sustainability Report
		•	the second annual report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act
		•	the final 2024 achievement ratings for the sustainability metrics under the annual incentive plan and the metrics for the sustainability progress index used for performance-linked equity grants
		•	the proposed 2025 sustainability bonus framework and sustainability progress index metrics
	•	received regular updates on:
		•	environmental compliance matters, including mitigation and remediation plans
		•	environmental management and planning, including occurrence reports and remedial measures
		•	environmental impact monitoring and compliance and remediation matters
		•	engagement with communities, Indigenous peoples, governments, and stakeholders
		•	permitting, government engagement, and changes to relevant health, safety and environmental standards, laws, regulations, and enforcement in the jurisdictions Teck operates in
	•	received special reports on the following:
		•	climate change and decarbonization, including Teck’s action plan, material risks and opportunities, and carbon pricing considerations
		•	socio-political updates and government affairs in each of the jurisdictions Teck operates in
		•	Teck’s equity, diversity and inclusion, respectful workplace, and mental health initiatives
		•	annual in-depth legacy properties update, with a focus on risk management
		•	annual tailings storage facilities management and risk mitigation update, including compliance with the Global Industry Standard on Tailings Management (“GISTM”) and a meeting with members of Teck’s independent tailings review board
		•	regulatory updates to the Competition Act (Canada) and their potential impact on Teck’s disclosure practices and sustainability goals and processes
		•	Quebrada Blanca environmental matters relating to the tailings management facility
		•	consolidated mining standards initiative of the International Counsel of Mining and Metals
		•	update on Teck’s nature and biodiversity strategy, including information on specific conservation projects undertaken in various locations
		•	Teck’s security and emergency preparedness plans and governance, including travel security
	•	prior to the restructuring of the Committee, reviewed details of significant safety incidents and discussed governance and management structure required to improve safety culture, including at joint venture operations and projects
	•	completed an education session on global human rights and potential supply chain impacts

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Report of the Safety, Operations and Projects Committee
Members	Snider (Chair), Balhuizen, McLeod-Seltzer, and Gowans
Meetings in 2025	The Committee met ten times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its charter.
Key Responsibilities	To assist the Board by providing oversight of Teck’s:
	•	corporate policies, procedures, and performance with respect to health and safety matters
	•	estimation and disclosure of mineral reserves and resources
	•	material technical, operations and project matters, including production and cost guidance
Key Activities in 2025	•	participated in the comprehensive operations review focused on improving operational performance and reviewing production and sales guidance, and implemented an action plan for Quebrada Blanca (“QB”) operations
	•	reviewed report from independent consultants regarding operations performance, as part of the comprehensive operations review and QB action plan, including meeting with the consultant in camera
	•	received multiple in-depth briefings on the QB operations, with a particular focus on tailings management facility development matters and the development of the QB action plan, including updates on health and safety, ramp-up progress, shiploader repairs, cost management, maintenance, permitting and environmental matters, and schedule and cost risk assessments
	•	met several times with Teck’s tailings personnel and, separately, in camera with the engineer of record for the QB tailings management facility
	•	met several times outside the formal meetings with various members of management and their teams to support the comprehensive operations review and QB action plan
	•	received briefings on Teck’s capital expenditure forecast, with a particular focus on QB tailings management and growth capital estimates
	•	following the committee restructuring, received regular updates on Teck’s health and safety performance, including safety lagging and leading indicators, occurrence reports, and investigation results, including remedial measures and dissemination of findings
	•	monitor compliance with applicable laws and regulations relating to health and safety and review status of new initiatives
	•	make recommendations with respect to desirable policy and strategic initiatives with respect to health and safety actions arising from its review and monitoring activities
	•	following the committee restructuring, reviewed details of significant safety incidents and discussed governance and management structure required to improve safety culture, including at joint venture operations and projects
	•	reviewed and recommended to the Board for approval all contracts, commitments or project allocations exceeding $100 million
	•	reviewed and recommended to the Board for approval the sanctioning of HVC Mine Life Extension Project, following in-depth reviews of project construction plans, budgets, risk assessments, updated mineral reserve and resources estimates, and other material project information
	•	received regular briefings on Teck’s exploration and development project portfolio, including Red Dog Mine Life Extension, Zafranal, San Nicolás, and the QB asset expansion
	•	reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in the 2024 annual filings
	•	reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites
	•	reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2025 annual filings
	•	reviewed and recommended to the Compensation Committee the 2026 health and safety bonus framework
	•	completed the annual review of and approved changes to the procedures and policies for mineral reserve and resource estimation and reporting
	•	reviewed matters related to the selection and implementation of and budgets for a new enterprise resource planning system and related governance processes
	•	received updates on regulatory developments related to reserves and resources matters, including on the estimation and disclosure of mineral reserves and resources;
	•	received updates on operations performance and impact of planned operational shutdowns on production
	•	reviewed and recommended to the Board the approval of an updated committee charter reflecting its new mandate
	•	received an update on progress of underground mining operations at AAEP including geotechnical, safety, and personnel considerations
	•	reviewed project management dashboards to manage and track data for capital projects
	•	received update on Teck’s legacy health and safety and mine closure standard and updated bonding requirements

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Governance Highlights

The following table contains a summary of certain of Teck’s governance practices and policies. Further information on certain of these topics can be found later in this Circular where indicated.

Governance Topics	Our Practice
Dual Class Share Structure	The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual class share structure to ensure that the interests of all shareholders are considered and respected.
Read more about our Dual Class Share Structure Governance on page 27
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, two of 11 (18%) will not be independent. Our committees are composed of 100% independent directors.
Meetings of Independent Directors	The Board has a policy that the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present at each Board meeting held.
Independent Chair	Teck has had an independent Chair of the Board since 2018. Sheila Murray, an independent director, has served as Chair of the Board since February 2020.
Read more about Director Independence on page 26
Position Descriptions	A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:
	•	chairing meetings and facilitating frank and open discussions
	•	providing ethical and independent leadership to enable the Board to effectively function with integrity
	•	advising and assisting the Board and management in the development and execution of strategy
The Board has also adopted position descriptions for the Committee Chairs.
The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.teck.com/about/governance
CEO Position Description	A position description for the CEO has been approved by the Board. The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):
	•	foster a corporate culture that promotes ethical practices, encourages individual integrity, and fulfills social responsibility
	•	develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value and develop and recommend to the Board annual business plans and budgets to support achievement of that Teck’s long-term strategy
	•	consistently strive to achieve Teck’s financial and operating goals and corporate objectives
Director Nominations	The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:
	•	consults with the Board to identify the mix of skills, expertise and qualities required for directors and assess additional attributes required to maintain an appropriate mix on the Board, including diversity considerations
	•	identifies impending Board vacancies to allow appropriate time for recruitment
	•	develops a short-list of candidates and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be appropriate
	•	ensures proposed nominees are prepared to take on the level of commitment expected of Teck directors
	•	recommends proposed nominees to the Board
Board Renewal and Term Limit

The Board believes that effective Director renewal has taken place, with the nominated Directors having an average tenure of 7.0 years (4.9 years for independent directors) and, assuming election of all nominees, 7 of 11 having joined the Board in the last 5 years.

The Board has adopted a term limit of 15 years for independent directors. Information regarding each current director’s latest expected retirement date is included with their biographies beginning on page 8. There has been no waiver of the term limit policy since adoption.

The Board will continue to place emphasis on rigorous evaluation of all directors, regardless of the term limit, and believes that a balance between long tenure, familiarity with Teck’s business, long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 28
Majority Voting	Teck is governed by the CBCA, which has prescriptive rules that apply to director elections, including majority voting and individual election requirements. These rules require that, in an uncontested election, shareholders be given the ability to vote “for” or “against” each director and that a director will only be elected if a majority of the votes cast in respect of their election were votes “for” their election.

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If the shareholders fail to elect the minimum number of directors required under our articles due to a lack of a majority of “for” votes for one or more director nominees, the directors who were elected at the meeting may exercise all their powers as directors, provided that they constitute a quorum. If an incumbent director does not receive a majority of votes cast “for” their election, they are permitted to remain as a director until the earlier of (a) the 90th date after the date of the Meeting, and (b) the date on which their successor is appointed or elected, if necessary to satisfy quorum requirements. The elected directors may only re-appoint an incumbent director who was not elected in the most recent director election in order to fill a vacancy where their appointment is required to satisfy the CBCA requirements for either the minimum number of Canadian resident or non-management directors.

Beyond those exceptions, Teck’s Board no longer has discretion to determine whether a director who did not receive a majority of votes “for” their election can continue as a director.

Advance Notice Requirements	Teck’s by-laws contain advance notice requirements for director nominations, in order to provide a transparent, structured, and fair process in which shareholders can submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information required by the by-laws, not less than 30 days nor more than 65 days prior to the date of the meeting. Teck’s by-laws are available on our website at www.teck.com/about/corporate-governance.
Mandatory Shareholdings

We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.

Teck updated its executive mandatory shareholdings policy in 2025. Senior management other than the CEO are now required to maintain holdings of shares and/or share units equal to three times their annual salary (previously, two). The CEO is required to hold six times his annual salary (previously, five).

Read more about mandatory shareholdings for directors on page 17 and for executives on page 36
Diversity – Board	The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific Board Diversity Policy. If all nominees proposed to be elected as directors at the Meeting are elected:
• 4 of 11 directors (36%) will identify as women, including the Chairs of the Audit and Governance Committees and the Board
• 1 of 11 directors (9%) will be a person who identifies as a member of a visible minority
• No directors will be persons who identify as Indigenous peoples or persons with a disability

When considering candidates for director, the Governance Committee and Board consider the level of representation on the Board of members of designated groups, including women, visible minorities, Indigenous peoples, and persons with disabilities, in addition to candidates’ business skills, qualifications, and career history. The Board has adopted a Board Diversity Policy that requires that search consultants retained to assist with the identification of potential nominees be instructed to ensure that candidates reflecting these diversity criteria are brought forward for consideration.

The Board Diversity Policy includes a target that no one gender comprise more than 70% of directors at any time. The Board has not adopted any other diversity related targets at this time.

Diversity – Executives	Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Indigenous peoples in executive officer positions but has not set any targets. As of March 2, 2026, three out of 12 members of senior management of Teck (as defined in the CBCA) identify as women (25%), including the Board Chair. There are no members who identity as members of a visible minority, Indigenous peoples or persons with disabilities. Teck is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within Teck, free of bias or discrimination.
Read more about Diversity on page 29
Board Evaluations	The Board conducted its annual Board, Committee and Peer effectiveness review, was conducted by Egon Zehnder in consultation with the Board Chair. Each Board member completed a survey to provide qualitative feedback on the Board, Committee and individual performance since the prior year’s in-depth independent third-party review. The Corporate Governance Committee reviewed the results of this process and discussed themes and opportunities for improvement.
Shareholder Engagement

Teck engages with shareholders to solicit feedback on its governance practices. The feedback received is an important component of the continuous evaluation of Teck’s existing policies. Teck values constructive dialogue with shareholders and investors and has a long-standing practice of engaging with shareholders through regular meetings to better understand their perspectives regarding Teck.

The Board has adopted a Shareholder Engagement Policy describing how shareholders can provide direct feedback to the Board, which is available at www.teck.com/about/governance.

Read more about Shareholder Engagement on page 31
Director Orientation	The Board has adopted a Director Orientation Program designed to:
• provide each new director with a baseline of knowledge to serve as a basis for informed decision-making

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	•	tailor the information provided to the director’s unique mix of skills, experience, education, and knowledge
	•	deliver information gradually to minimize overload and maximize lasting educational impact
The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, and other briefings and training as appropriate.
Continuing Education	The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, Teck has a program of continuing education in place, and, as part of that program Teck:
	•	arranges presentations by internal and external experts to the Board or committees on matters of particular import or emerging significance to Teck
	•	provides briefings on matters of particular interest in advance of scheduled Board meetings
	•	distributes written background materials on matters of relevance to Teck’s business
	•	arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management
	•	identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors
Read more about Teck’s Director Education on page 31
Director Compensation

Director and officer compensation is set by the Board, as recommended by the Compensation Committee on the advice of its independent consultant and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation to non-executive directors only and do not issue stock options to non-executive directors. Directors take a substantial proportion of their fees in a share-based retainer and, until the mandatory minimum shareholding is reached, new directors must take all compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Teck’s Director Compensation beginning on page 15
Board Interlocks	The Board has not set a formal limit on the number of directors who may serve on the same board of another company; however, the Governance Committee does assess board interlocks in nominating individuals to serve on the Board and directors must disclose interlocks when they occur. The Governance Committee will not recommend to the Board nominees who are executives of another company and serve on its board if a Teck executive officer is also a member of that company’s board. Similarly, Teck’s executive officers may not serve on the board of another company if a Teck director is an executive at that company. Each potential case of interlocking directorships is reviewed on a case by case basis. There are currently no interlocking directorships.
Attendance	Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared having read all materials, and to remain in attendance for the duration of the meetings. Under the Governance Committee Charter, the Governance Committee reviews the attendance of each director who has not attended at least 75% of Board or applicable committee meetings and considers their suitability for nomination as a director. Average attendance at Board and Committee meetings was 99% in 2025.
Over-boarding Policy	The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board. The Board considers an individual to be over-boarded (and generally ineligible for nomination as a Teck director) where an individual is on:
	•	more than three public company boards in addition to Teck, if they are not otherwise employed
	•	more than one public company board in addition to Teck, if they are employed full time

For the purposes of this policy, a board chair role is considered to constitute two director mandates. No director may serve on more than three audit committees without consent.

The Governance Committee may make exceptions if it is satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments. No exceptions were requested or granted in 2025. Once on the Board, directors must consult with the Chair prior to accepting additional board positions.

Code of Ethics

Teck’s Code of Ethics is available on our website at www.teck.com and on SEDAR+ at www.sedarplus.ca.

The Audit Committee receives quarterly reports on the operation of Teck’s fraud reporting system and reports to its whistleblower hotline. Employees, officers, and directors are required to certify their compliance with the Code of Ethics annually.

Conflicts of Interest and Related Party Transactions

Each director must possess and exhibit the highest degree of integrity, professionalism and values. A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board of the conflict or perceived conflict and refrain from participating in any discussion of the matter and abstain from voting on it. This would include any potential related party transaction that may be considered by the Board, including in situations where there may be multiple parties involved in a competitive bid process.

Related party transactions are rare, but when they arise, they are carefully scrutinized by non-conflicted, independent directors, and would be reviewed in the context of Teck’s Code of Ethics on the basis of whether any such transaction was in the best interests of Teck. The Audit Committee Charter specifies that the Audit

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Committee is responsible for reviewing with Management and internal and external auditors any significant related party transactions and potential conflicts of interest. An independent special committee may also be formed to review any material related party transaction. There were no material related party transactions considered or approved in 2025 and no directors with any material related party transactions on any committee.

A standing conflict of interest item is on the agenda for each Board meeting in order to prompt directors to proactively disclose any potential or perceived conflicts of interest or potential related party transactions and to facilitate disclosure and discussion of any potential issues as early as possible.

Ethical Business Culture

Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics. This program is refreshed through bi-annual online training for all employees, other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey and certification of directors and staff employees. Directors and staff are required to certify that they have reviewed and complied with the Code and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or as otherwise prescribed.

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances. As a NYSE-listed company, in 2023 Teck adopted a new executive compensation claw-back policy consistent with the requirements adopted by the U.S. Securities and Exchange Commission. This policy requires the repayment of any incentive-based compensation that was erroneously awarded in the event of an accounting restatement of Teck’s financial results due to its material non-compliance with any financial reporting requirement under applicable securities laws, regardless of any misconduct or knowledge of the officer who received the compensation, with all executive officers being subject to the policy. The policy is available as an exhibit to Teck’s most recent Form 40-F filed on EDGAR at www.sec.gov/edgar.
Read more about Teck’s compensation clawback policies on page 36
Anti-Hedging Policy	Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.
Cybersecurity and Artificial Intelligence	The Audit Committee has explicit oversight under its Charter for cybersecurity-related matters, including for review of crisis management and business continuity plans and the potential impacts of artificial intelligence on Teck’s information systems and data. The Audit Committee receives a quarterly oral reports from management and written briefing materials on Teck’s cybersecurity risk management program, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs. The Board received cyber-security education in 2025 and all Teck employees were required to complete Teck’s cybersecurity awareness training on an annual basis beginning in 2025. Teck has also uses leading cybersecurity tools and services to detect and respond to potential security breaches, collaborates with cybersecurity experts in threat intelligence, vulnerability management, proactive and defensive monitoring and incident response, regularly reviews its vulnerability management program and has developed a crisis-response plan for handling cybersecurity incidents. The incident response plan, as reviewed by the Audit Committee is linked to our overall risk management program, prescribes roles and responsibilities informed by applicable regulations, including privacy breaches.

Independence Determination

Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to preparation of materials for the annual meeting of shareholders. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on Committees, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE that are applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck. The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110. Any such material relationship will result in the Board to concluding that the relevant director is not independent.

The Board has concluded that 9 of the 11 director nominees in 2025, a majority, are independent, other than Mr. Price, who is Teck’s President and CEO, and Mr. Keevil, who is related to Teck’s former CEO and Chairman.

The Board holds in camera sessions without management and for independent directors for a portion of each Board meeting.

Risk Oversight

The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage and mitigate these risks, with the aim of

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achieving a proper balance between risk and reward. The Board receives regular quarterly reports from management on enterprise and site-specific risk management, in addition to reports regarding specific risks, including ethical conduct, financial management, environmental management, and employee health and safety.

The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities, strategy, and corporate objectives at the relevant time. At each meeting of the Board, the Board discusses current risks associated with Teck’s business and strategy and considers the general and particular risks Teck faces. In 2025, the Board continued to review progress in implementing Teck’s new enterprise risk management policy and associated framework, including progress related to defining risk appetite and refreshing the principal risks faced by Teck. In 2026, the Board will continue to oversee the implementation of this framework, including ongoing assessment and classification of risk and risk appetite for Teck’s operations, projects, and functional groups with reference to Teck’s updated risk matrix. The Board will regularly review the principal risks facing Teck, the appetite for various categories of risk, and relevant risk mitigation measures in order to monitor the potential vulnerability of Teck’s business and financial condition in light of risks that may arise, including:

•	risks related to the health and safety of our employees and the communities in which we operate;
•	risks related to commodity prices, exchange rates, and general economic conditions;
•	risks related to strategic execution;
•	risks related to project development, including capital cost overruns and delays in receipt of permits or governmental approvals;
•	risks related to compliance, including water quality management and other environmental issues;
•	risks related to technology and information technology, including cyber and data security;
•	risks related to existing operations, including general risks related to operational efficiency and less common but potentially high impact risks, such as extreme weather events, labour disputes, and community issues;
•	risks related to the physical and transition impacts of climate change;
•	risks relating to outstanding litigation that Teck may be involved in from time to time;
•	risks related to workforce development and capabilities and talent management; and
•	longer-term risks such as geopolitical risk and risks related to adverse changes in tax, environmental, or other regulation.

In 2025, the Board continued to devote significant attention to risks related to its strategic plans and new operating model, ramp-up of the QB2 project, including ongoing work related to the improvement of tailings facility performance, the impact of geopolitical risk on the market for Teck’s products and the economy more generally, and the potential risks and opportunities related to the Merger and assessment of alternatives related to Teck’s future as a standalone organization or as part of a merged entity with various potential counterparties. A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR+ at www.sedarplus.ca.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of these risks and the risk ranking and appetite will depend in part on the context at the time of the assessment. The Board will continue to regularly review management’s processes in place for identification, monitoring, and mitigation of risk. The Audit Committee has separate processes in place to monitor risks related to financial reporting and other financial matters, and management’s processes to deal with those risks.

Dual-Class Share Structure

Governance Considerations

In 2023, following shareholder approval, Teck implemented a six-year sunset period for the dual class share structure with the result that on May 12, 2029, the Class A Shares will automatically convert into Class B Subordinate Voting Shares, which will then be renamed common shares, on a one-for-one basis. Until that date, the Governance Committee will continue to assess governance principles and developments relating to our dual class share structure. The Board believes that Teck’s constating documents, governing statute, and established practices currently provide reasonable protection against potential process concerns and that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure. Protections include:

•	under the CBCA, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes;
•	the existence of “coattail” provisions for the benefit of Class B Subordinate Voting Shareholders, with the aim of ensuring fair treatment of Class B Subordinate Voting Shareholders in the event of a take-over bid that is accepted by holders of a majority of Class A Shareholders, as discussed further below; and
•	both classes of shares are widely held and listed on the TSX and, while the trading volume of the Class A Shares is modest when compared to that of the Class B Subordinate Voting Shares, there are no restrictions on an investor purchasing Class A Shares in the market.

Teck’s dual class share structure has been key in facilitating its growth into a major diversified Canadian mining company, as the principal Class A Shareholders have been committed long-term investors with a deep knowledge of Teck’s business and its industry, which is expected to continue during the sunset. The Board recognizes that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders.

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While in the vast majority of matters that come before the Board, the interests of both classes of shareholders are entirely aligned, the Governance Committee and the Board recognize that, to fulfill Teck’s commitment to good governance, the dual class share structure requires vigilance and robust governance practices. The dual class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as could arise in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual class share structure or a single voting class structure. Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Class A Shareholders and Class B Subordinate Voting Shareholders could diverge.

In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest. For example:

•	only 2 of 11 directors nominated for election at the Meeting have any interest in or relationship with any of the principal Class A Shareholders and no other director holds any Class A Shares;
•	the Board committees are constituted with 100% independent directors;
•	in addition to being independent, none of the directors on the Audit, Governance, or Compensation Committee have a material relationship with the principal Class A Shareholders;
•	directors and executives are required to maintain minimum holdings of Class B Subordinate Voting Shares or share units linked to the price of Class B Subordinate Voting Shares only;
•	equity-linked compensation for directors and officers is tied to the Class B Subordinate Voting Share price; and
•	we publicly report shareholder voting results in detail, including by class.

Importantly, there is no provision in Teck’s articles or by-laws that would permit Class A Shareholders to take any corporate action unilaterally. All decisions of Shareholders must be taken at meetings at which appropriate notice is given. So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.

Upon completion of the proposed Merger, the resulting Anglo Teck plc entity will not have a dual-class share structure.

Subordinate Voting Shareholder Protection

The Class B Subordinate Voting Share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Class A Shares is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, then each Class B Subordinate Voting Share will be convertible into one Class A Share at the holder’s option, provided that any converted Class A Shares are deposited to the Exclusionary Offer. Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.

The Class B Subordinate Voting Shares will not be convertible if holders of a majority of the Class A Shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Class A Shares to the Exclusionary Offer. The Coattail Provisions will not apply if an offer to purchase Class A Shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A Shares.

The above is a summary only and reference should be made to the full text of the Coattail Provisions in Teck’s articles, which are available on our website at www.teck.com.

Board Renewal

The Board annually reviews its processes for Board renewal and believes that effective Director renewal has taken place, with the nominated independent Directors having an average tenure of 4.9 years and six of the nine independent nominees having joined the Board in the last five years. The Board has adopted a term limit of 15 years for independent directors, requiring that independent directors will not stand for election at the shareholders’ meeting that is 15 years after the year during which they were first elected or appointed. This term limit applies to independent directors only.

In adopting the 15-year term limit for independent directors, the Board considered the long term and cyclical nature of the mining business and the significant length of time required to advance a mining project from the exploration stage to an operating mine. The Board continues to place emphasis on annual rigorous evaluation of all directors, regardless of the term limit. The Board relies on the ongoing appraisal of the skills and contributions of individual directors as against the combination of skills and experience required for the Board to function well, as determined in the annual evaluation process. The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings deep familiarity with Teck’s business, institutional memory, and long-term perspective on the mining industry, and fresh perspective, which can prompt re-examination of various aspects of the business and governance practices.

Of the 11 director nominees, as at the Meeting date, 7 (64%) will have 5 years of service or less, 2 (18%), will have between 6 and 10 years of service, and 2 (18%) will have 11 or more years of service.

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The Board believes that its approach combining a term limit with a holistic review as described above provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.

Directors’ Skills and Experience

The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities. The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business. Each nominated director has identified their areas of expertise. All directors have leadership experience as CEO, CFO, or a similar senior management role in an organization of significant size or complexity. This matrix is evaluated annually by the Governance Committee, who use the skills matrix when assessing the needs of the Board in the context of succession planning and evaluating potential director candidates.

Area of Expertise	Balhuizen	Gowans	Keevil	McLeod-Seltzer	Murray	Power	Price	Schiodtz	Snider	Strunk	Yamato
Age	57	74	62	65	70	61	49	67	75	64	53
Gender	M	M	M	F	F	F	M	M	M	F	M
Corporate Governance Sophisticated understanding of corporate governance practices and stakeholder engagement		✓	✓	✓	✓	✓		✓	✓	✓
Strategic Planning Executive or board experience in strategy development, execution, analysis, and/or oversight	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
International Business Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments	✓	✓		✓		✓	✓	✓	✓	✓	✓
Mining or Commodities Business Executive or board experience at a major public or private mining company or other commodities-based business	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Transactions & Projects Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large-scale project execution	✓	✓		✓	✓	✓	✓		✓	✓	✓
Human Resources & Compensation Experience overseeing compensation practices, talent management and retention, and succession planning	✓	✓	✓	✓	✓	✓	✓	✓	✓
Finance & Financial Reporting Expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls		✓				✓	✓	✓
Environment & Sustainability Experience or education on overseeing environmental, climate change, health, community relations, and/or safety policies, and practices		✓	✓	✓			✓	✓	✓	✓	✓

Legal, Regulatory, & Risk Management

Experience advising on or overseeing or education in legal or regulatory compliance matters or risk management for a publicly-traded company or other organization of significant size or complexity

	✓			✓	✓	✓	✓			✓

Equity, Diversity, and Inclusion

Board Diversity

Teck values diversity. The Board believes having directors with diverse backgrounds and experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives, which can enhance effective decision-making and strategic planning. When assessing potential candidates for nomination to the Board, the Governance Committee considers diversity characteristics, including gender, national origin, ethnicity, Indigenous heritage, and disability, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions. In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, Indigenous peoples, and persons with disabilities in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that diverse nominees are considered when candidates for election to the Board are considered. The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the

Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities, Indigenous peoples, and persons with disabilities, are brought forward for consideration.

The Board has adopted a goal of having no one gender comprise more than 70% of its members at any time. At this time, the Board has not adopted any other diversity related targets with respect to the representation of visible minorities, Indigenous peoples, or persons with

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disabilities, due to the current level of diversity of its members, and the need to carefully consider a broad range of criteria when appointing directors, including skills and applicable residency requirements.

If all nominees proposed to be elected as directors at the Meeting are elected:

•	4 of 11 directors (36%) will identify as women, including the Chairs of the Board and Audit and Corporate Governance Committees
•	1 of 11 directors (9%) will be persons who identify as a member of a visible minority
•	no directors will be persons who identify as Indigenous peoples or persons with a disability

The Governance Committee annually reviews the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are reviewed. The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.

Executive and Workforce Equity, Diversity, and Inclusion

The Board believes that diversity can help create a stronger company. We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole. At the end of 2025, women represented 26% of all Teck employees. In 2025, women accounted for 30% of all new Teck hires. We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck. These include:

•	proactively reviewing development plans for high-performing and high-potential women
•	ensuring senior management succession plans include women
•	identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles
•	developing family-friendly flex-work policies to assist with recruitment and retention
•	regularly measuring gender pay equity to detect potential systemic pay gap issues
•	and changing job descriptions, titles, policies and procedures to be gender neutral and inclusive

With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management. For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background, and culture.

As of March 2, 2026, of Teck’s 12 members of senior management (as defined in the CBCA), three (25%) identify as women, including the Board Chair. None identify as members of a visible minority, Indigenous peoples or persons with disabilities.

In 2024, Teck adopted a goal of increasing the percentage of women working at Teck to 30% by the end of 2030. Teck has not adopted specific targets regarding number of executive officers who are women, visible minorities, Indigenous peoples, or persons with disabilities at this time, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in those roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications. We are committed, however, to taking measures to enhance the advancement of women in management. To that end, Teck has established an Inclusive and Respectful Workplace Steering Committee, chaired by Teck’s President and Chief Executive Officer, to oversee implementation and monitoring of Teck’s equity, diversity and inclusion initiatives.

Teck is seeking to increase participation of women and other diverse employees in all levels of its workforce. Teck completed its ninth annual gender equity pay review in 2025, including an analysis of annual incentive and review rankings by supervisors and promotions during the year. The review found no evidence of a systemic gender pay issue and continues to assist Teck in tracking progress of high potential female employees.

Management Succession Planning

In accordance with its mandate, the entire Board has oversight of succession planning for senior management. Succession plans for all senior positions are developed and maintained by the Senior Vice President and Chief Human Resources Officer (“CHRO”) in consultation with other senior executives. The Board annually reviews and considers a report from the CEO regarding potential internal succession candidates by position, as well as management’s action plan for positions where no succession candidate has been identified.

The Board separately considers succession as it relates to the CEO. The CEO and CHRO annually present a detailed report on potential CEO successors, which considers the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as development plans designed to give potential candidates critical experiences to enhance their readiness for succession. The Board reviews the report and discusses the attributes of each candidate in camera with the CEO to evaluate potential skills gaps vis-à-vis desired CEO attributes and abilities. Teck’s internal and externally facilitated executive development programs are aimed at providing participants with the skills and experiences necessary to be considered for more senior roles, including CEO.

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Orientation and Continuing Education of Directors

As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates and provided with guidance concerning Teck’s business and disclosure practices. Executive leadership team members are made available to meet with new directors to familiarize them with Teck’s operations, programs, and projects. This program is intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.

Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral reserves and resources, the economy, accounting and financial disclosure issues, and other initiatives intended to keep the Board informed of new developments and challenges that Teck may face. Analysts’ reports relating to the industry are distributed to directors regularly along with selected press clippings covering the industry and Teck’s peers. Directors hold an annual strategy meeting to consider Teck’s possible growth paths and other strategic matters. Directors are also encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.

Directors’ continuing education during 2025 included the following:

Topic	Presented by	Attendees
AI and Corporate Governance	Dr. Gary Marchant, Center for Law, Science & Innovation, Sandra Day O’Connor College of Law, Arizona State University	Full Board
Cybersecurity	William Houston and Christoph Wollersheim, Egon Zehnder	Full Board
Climate Change	Fred Singer, Harvard Business School	Full Board
Geopolitics	Ian Bremmer, Eurasia Group	Full Board
Geopolitics, Growth, and Capital Allocation	James Rutherford, Resource Investor	Full Board
Value Driven Growth	Management	Full Board
IFRS Standards Update	Management	Audit Committee
Enterprise Resource Planning System Internal Controls	Management	Audit Committee
Various	Eurasia Group, PDAC, Institute of Corporate Directors	Keevil
Various, including AI and Governance	World Economic Forum	Murray
Various Corporate Governance Topics	Institute of Corporate Directors	Murray (Speaker)
Various Legal Continuing Education Topics	Various	Strunk
ESG Reporting Requirements in Europe	Deloitte	Balhuizen
Various, including Mining Outlook, Tariffs, M&A, Board Leadership and Effectiveness, Mining Innovation	RBC, KPMG, BMO Metals Conference, PWC, Blakes, Institute of Corporate Directors, Egon Zehnder, Precious Metals Summit	McLeod-Seltzer

Shareholder Engagement

The Board believes that constructive engagement with Shareholders can provide valuable insight and assist the Board in maintaining high standards of governance, particularly important in the context of Teck’s dual class share structure. The Board has adopted a Shareholder Engagement Policy to address how Shareholders can engage with the Board, which is available on Teck’s website.

The Board Chair and the Chairs of the Compensation and Governance committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation. Requests for meetings will be considered on a case-by-case basis. The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy. The Board encourages shareholder participation at the Meeting, and the Chair will be available at the Meeting to answer shareholder questions concerning governance matters.

Teck strives to keep Shareholders informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. Teck’s executive management held a QB operations site visit for investors and analysts in November 2025 to present Teck’s strategy for value creation and continuous improvement.

The Board, CEO and executive leadership team engage with Shareholders on an ongoing basis. Since the beginning of 2025, the Board Chair, along with the Chairs of the Compensation, Audit and Sustainability Committees in certain cases, met with shareholders holding an aggregate of 13% of the Class B Subordinate Voting Shares. Discussion topics have included the proposed Merger with Anglo American plc, the QB ramp-up, use of proceeds of the sale of Teck’s steelmaking coal business, Teck’s strategy, copper growth portfolio, and capital allocation framework, executive compensation, succession planning, and various other environmental, social and governance matters, in accordance with the Shareholder Engagement Policy.

Shareholder feedback on our governance policies and practices is welcome. Email: Governance@Teck.com

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INFORMATION ABOUT SUSTAINABILITY

Teck is committed to responsible resource development. We are focused on operating sustainably, protecting the health and safety of our people, and building strong relationships with Indigenous peoples and communities. In 2025, following our portfolio restructuring in 2024, Teck refreshed its sustainability strategy to focus on key material topics to enable application of our enterprise efforts on a set of targeted ambitions where we can have the most impact. These focused ambition areas include our relationships with communities and Indigenous Peoples, water stewardship, biodiversity, climate change, our people, and health and safety. This strategy refresh occurred under the oversight of the Sustainability Committee, which reviews Teck’s sustainability strategy, progress against sustainability goals and targets, and related disclosure. Further information about Teck’s sustainability practices, policies and goals is available in our annual sustainability report, available at www.Teck.com/reports.

Our sustainability strategy is integrated into decision-making by embedding it into management standards, executive compensation, and corporate, site and employee annual plans and objectives. Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:

•	legal compliance and ethical business conduct
•	impact risk and opportunity management
•	identification, control, and improvement of safety and health performance
•	sound environmental conduct and continuous improvement in performance
•	fostering stakeholder dialogue and respect for the rights, interests, and aspirations of Indigenous Peoples
•	support for local communities and promotion of responsible use and supply of our products
•	maintaining a confidential feedback mechanism and conducting regular audits.

Teck has also adopted the following Board-approved policies, which are reviewed on a regular basis:

•	Code of Sustainable Conduct
•	Health and Safety Policy
•	Water Policy
•	Human Rights Policy
•	Indigenous Peoples Policy
•	Political Contributions Policy
•	Climate Change Policy
•	Tailings Management Policy
•	Respectful Workplace Policy
•	Equity, Diversity and Inclusion Policy
•	Responsible Minerals Sourcing Policy
•	Anti-Bribery and Corruption Compliance Policy
•	Economic Sanctions Compliance Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

In 2025, Teck published its 24th annual Sustainability Report. In 2024, Teck published the Climate Change and Nature 2024 Report, which is aligned with both the TCFD and TNFD recommendations and sets out Teck’s climate- and nature-related goals and related work plans. It is available on our website at www.Teck.com/Reports.

Teck has been recognized as a leader in sustainability and responsible resource development in several indices and through awards for our sustainability and safety performance. A selection of Teck’s recent achievements is set out below.

•	S&P CSA: Named to the Dow Jones Best-in-Class World Index for 16th consecutive year	•	Corporate Knights: recognized as one of the 2025 Best 50 Corporate Citizens in Canada for the 19th consecutive year	•	Canada’s Top Employers: Named one of Canada’s Top 100 Employers for 9th straight year by Mediacorp
•	MSCI ESG: Rating of A	•	ISS ESG: achieved Prime status for ESG performance as of November 2025	•	Morningstar Sustainalytics: Recognized as a 2025 ESG Industry Top-Rated company

Further information about Teck’s social and environmental practices, policies and commitments can be found in our 2025 Sustainability Report, our Climate Change and Nature 2024 Report, aligned with both TCFD and TNFD recommendations, and our most recent report under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act . These reports are available on our website at www.Teck.com/Reports.

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INFORMATION ABOUT EXECUTIVE COMPENSATION

Teck aims for a market-competitive compensation structure that will attract, motivate and retain highly qualified executives to lead Teck and create long-term value for our shareholders. Teck is committed to paying for performance and providing strong alignment with the shareholder experience through an emphasis on equity-linked long term incentives. Long term realizable pay outcomes reflect these goals.

Compensation Discussion and Analysis

This section outlines Teck’s approach to executive compensation and outlines the Board’s compensation review and decision-making process and the policies, practices, programs and awards for Teck’s NEOs, who are the CEO, CFO and the three other most highly compensated executive officers at Teck. Teck’s 2025 NEOs were:

Jonathan H. Price	President and Chief Executive Officer (“CEO”)
Crystal J. Prystai	Senior Vice President and Chief Financial Officer (“CFO”)
Shehzad Bharmal	Former Executive Vice President and Chief Operating Officer (“Former COO”)(retired September 2, 2025)
Nicholas P.M. Hooper	Executive Vice President, Corporate Development & Exploration (“CCDO”)
Lyndon P. Arnall	Executive Vice President and Chief Legal & Sustainability Officer (“CLSO”)

Performance Highlights for 2025

Teck’s performance in 2025 included several significant highlights, including:

Proposed Merger with Anglo American plc

•	Announced an agreement to combine with Anglo American plc in a merger of equals to form Anglo Teck plc, which we believe will be highly attractive for our shareholders and stakeholders, enhancing portfolio quality, financial and operational resilience, and strategic positioning
•	On December 9, 2025, shareholders approved the merger as required and on December 15, 2025, we received approval from the Government of Canada under the Investment Canada Act for the merger, which remains subject to customary closing conditions for a transaction of this nature, including additional regulatory approvals in multiple jurisdictions globally

Financial Performance

•	Adjusted EBITDA[1] was $4.3 billion for the year, driven by higher copper prices and increased revenues from by-products
•	Profit from continuing operations before taxes was $1.7 billion for the year
•	Adjusted profit from continuing operations attributable to shareholders[1] was $1.5 billion, or $3.10 per share for the year
•	Profit from continuing operations attributable to shareholders was $1.4 billion, or $2.84 per share for the year
•	We ended the year in a net cash[1] position, supported by $1.5 billion of cash flow from operations
•	Liquidity as at December 31, 2025, was $9.1 billion, including $5.0 billion of cash
•	We returned a total of $1.3 billion to shareholders in 2025 through $1.0 billion of Class B subordinate voting share buybacks pursuant to our normal course issuer bid, and $246 million of dividends

Operating and Development

•	We completed a comprehensive operational review and updated outlook; progress on the Quebrada Blanca Action Plan continued in the fourth quarter of 2025, with development of the tailings management facility proceeding as planned, with progressive improvement in sand drainage rates and dam development
•	Sanctioned and began construction of the Highland Valley Copper Mine Life Extension project, to extend the life of Highland Valley Copper from 2028 to 2046

Safety and Sustainability Leadership

•	Our annual High-Potential Incident frequency rate improved to 0.06, equal to our best annual result achieved for Teck-controlled operations, and 50% lower than last year
•	Teck was named one of Canada’s Top 100 Employers for the ninth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies
•	We were recognized by Morningstar Sustainalytics as a 2025 ESG Industry Top-Rated company and achieved Prime status on the ISS ESG Corporate Rating
•	Teck achieved 100% renewable power at our Chilean operations by the end of 2025 and all of Teck’s operations are verified and recognized through The Copper Mark and The Zinc Mark programs for environmental and social performance

[1]	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Summary of 2025 Compensation Outcomes

Teck’s 2025 annual incentive plan rating reflects that 2025 was a transformational year for Teck, with the announcement of the merger of equals transaction with Anglo American plc being a significant milestone. Teck also delivered strong performance against our safety and sustainability metrics and targets, reflecting our ongoing commitment to responsible resource development and the wellbeing of our people. At the same time, 2025 was a challenging year for operational performance, especially during the first half of the year and challenges related to the ramp-up of QB operations. We did not meet many of our production and cost targets, and improving operational reliability remains a key area of focus. Based on these overall results, the company rating was 101%.

The table below summarizes the 2025 outcomes under the annual incentive plan.

Financial Performance (20%)	Sustainability Performance (10%)	Health & Safety Performance (10%)	Operational Performance (40%	Corporate Objectives (20%)	Overall Company Rating (75%)	Individual Ratings (25%)
92%	112%	135%	82%	124%	101%	CEO: 150% NEO Average: 152%

Performance-linked share units granted in 2022 vested in 2025 based on a performance factor of 109%, reflecting positive outcomes in our relative total shareholder return, return on capital employed, and sustainability and strategy objectives, moderated by disappointing performance against our production and cost targets. Performance Share Units granted in March 2022 had a grant date fair market value of $44.4937 and paid out at $59.9006, reflecting positive appreciation of the Class B subordinate voting share price during the vesting period.

The table below summarizes the performance factor outcomes under the performance-based component of the long term incentive plan for units that vested in 2025. For further information on the scoring for each element, please see Appendix A for details.

Metric	Weighting	Component Rating	Performance Factor
Relative TSR	20%	140%	28.0%
Return on Capital Employed (ROCE)	20%	110%	22.0%
Production and Cost Performance	20%	20%	4.0%
Sustainability Progress Index	20%	122%	24.4%
Strategic Execution	20%	151%	30.2%
Final Performance Factor	-	-	109%

Realizable Pay

The value that our executives realize from our equity programs is a key driver of the pay for performance relationship. Our emphasis on equity compensation and significant shareholding requirements for executives create a direct link between compensation and share price performance. A significant portion of target direct compensation is comprised of equity based long-term incentive awards. Accordingly, due to Teck’s share price performance in 2025, the realizable value of executives’ equity awards, including in-the-money value of stock options and marked-to-market value of share units, increased.

Teck operates in a cyclical industry and the realizable value of long-term incentives can vary dramatically from year to year and actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values. Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term due to the cyclical nature of our business. Further details of this analysis can be found on page 46.

How is pay linked to performance?

✓ A high proportion of NEO compensation is at risk, contingent on the achievement of performance goals

✓ Annual incentive payments are based on Teck’s short term performance

✓ Performance-contingent share units vest based on Teck’s relative share price and financial, operational and sustainability performance over a three-year period.

✓ Stock options only have value to the extent that the share price increases over a 10-year period

✓ Restricted share units increase or decrease in value in direct alignment with Teck’s share price

Compensation Philosophy and Approach

Our executive compensation programs are designed to meet the following objectives:

•	attract, motivate, and retain highly qualified and experienced executives
•	reward executives for managing the business consistent with our short and long-term operational objectives, to enable long-term shareholder value creation
•	align compensation with performance over both the short- and long-term horizons
•	ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking
•	promote adherence to the high standards and values reflected in our Code of Ethics, Code of Sustainable Conduct, and policies concerning safety and environmental stewardship
•	protect long-term shareholder interests by ensuring senior executive interests are aligned with those of shareholders

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Teck operates in a highly cyclical, capital-intensive industry with a long-term view to building value for our shareholders through the commodity cycle. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business, so our incentive programs focus on financial, operational, strategic and sustainability performance. Teck’s Board is committed to paying for performance and providing strong alignment with shareholder experience through:

•	an appropriate balance between fixed and variable compensation, with 85% of CEO and an average of 76% of other NEO compensation at risk in 2025
•	an annual incentive program that incentivizes short-term financial, operational, sustainability, and health and safety performance in addition to achievement of key annual strategic objectives;
•	benchmarking against a comparator group with whom we compete for talent and targeting compensation at market median
•	emphasis on equity-linked long-term incentives, including 50% performance-contingent share units that pay out from 0-200% of target, depending on performance against multiple metrics during a three-year vesting period

Compensation Governance

The following table sets out the roles and responsibilities of the compensation process participants:

Participant	Role and Responsibilities
Board	•	responsible for oversight of Teck’s business and management
	•	reviews and approves executive compensation and any compensation policies, plans, programs, and grants, generally as recommended by the Compensation Committee
	•	engages with shareholders on compensation and governance matters
	•	reviews succession plan with CEO on an annual basis
Compensation Committee	•	oversees executive compensation matters and recommends to the Board Teck’s policies, plans, programs, and all forms of executive compensation in consultation with the CEO and CHRO
	•	oversees talent management and executive development programs
	•	reviews performance of CEO and other executives annually
	•	monitors risks related to Teck’s compensation programs
	•	annually reviews equity, diversity and inclusion initiatives at Teck
	•	monitors compensation trends with input from the independent compensation consultant and management
	•	reviews Teck’s compensation disclosure prior to publication
Management	•	proposes elements of a compensation program that supports Teck’s objectives, including annual compensation amounts, objectives, performance metrics, targets, and equity grant details
	•	implements processes required to administer compensation and talent management and development programs and the succession planning process
	•	manages the process to establish performance objectives and measure performance against those objectives and reports on the results of those assessments to the Compensation Committee
	•	initiates benchmarking processes and monitors market practices and regulatory developments and reports on recommended changes and potential impacts to the Compensation Committee
Compensation Consultant	•	provides independent advice to the Compensation Committee on a range of matters including market and regulatory trends and developments in executive and director compensation, peer group composition, and related governance and regulatory matters
	•	reviews and provides feedback on management’s compensation proposals, including proposed CEO and NEO compensation and proposed changes to compensation policies, plans, and programs
	•	provides competitive market benchmarking analyses on various compensation matters
	•	provides ad hoc assistance as requested by the Compensation Committee from time to time
	•	conducts and reports to the Compensation Committee on an annual compensation risk assessment

Compensation Consultant

Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee. Meridian does not provide any other services to Teck. The table below shows fees paid to Meridian for the last two financial years:

Year	Advisor	Executive Compensation-Related Fees	All Other Fees
2025	Meridian	$244,737	$0
2024	Meridian	$131,883	$0

Compensation Risk

Our executive compensation program is designed to incentivize Management to increase long-term shareholder value within the framework of our risk management tolerance. Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings. This process supports a strong embedded risk management culture throughout the organization. In the normal course of business, Teck has strong control measures, including approval authority levels for corporate commitments and spending limits.

The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks. Based on these reports and its ongoing compensation program review, the Compensation Committee determined in 2025 that it had a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.

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The following are key risk mitigating features of Teck’s executive compensation program:

•	appropriate balance between fixed and variable pay and short and long-term incentives
•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, operational, safety, and environmental performance)
•	annual incentive program payouts are capped at 2x target
•	annual grants of stock options and performance-linked share units with overlapping vesting periods so management is continuously exposed to long-term risks of their decisions through unvested equity
•	stock options vest over three years and have a ten-year term, to support a focus on long-term share price growth
•	PSUs and PDSUs vest at the end of three years to reward achievement of long-term financial, operational, strategic, sustainability and relative share price performance objectives and enhance retention
•	DSU and PDSU value cannot be accessed until after employment ends, providing mid- to long-term alignment with risks inherent in Teck’s business
•	pay-out value of PSUs and PDSUs is partially tied to Teck’s TSR performance relative to the Performance Comparator Group, aligning executive compensation with shareholder returns and market/industry out-performance
•	executives are subject to share ownership guidelines in line with market practice
•	clawback and anti-hedging policies are in place

Compensation “Clawback” Policy

In accordance with changes to the NYSE rules that are applicable to Teck, in 2023 the Board adopted a formal compensation reimbursement policy with expanded requirements for executive officers to. Details of the new policy include:

•	executive officers are required to reimburse Teck for erroneously awarded compensation whenever there is a financial statement restatement required due to material non-compliance with any financial reporting requirement under securities laws
•	“erroneously awarded compensation” equals the amount of incentive-based compensation received in excess of the amount that would have been received had it been determined based on the restated amounts, without regard to taxes paid
•	reimbursement is required regardless of fault or whether the executive officer engaged in any misconduct
•	reimbursement requirements apply to incentive-based compensation received during the three-year period preceding the date Teck is required to prepare the accounting restatement
•	incentive-based compensation includes all compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure, which is broadly defined to include measures derived from an issuer’s financial statements or based on stock price or total shareholder return

There have been no required reimbursements under this policy or Teck’s previous policy to date.

Share Ownership Guidelines

In 2025, the Compensation Committee reviewed peer practices for share ownership guidelines for NEOs and determined that the CEO and NEO mandatory minimum shareholding guidelines should be increased consistent with market practice. NEOs have five years to comply with from the date of appointment, as follows:

•	CEO – 6 times base salary (previously, 5 times base salary)
•	NEOs – 3 times base salary (previously, 2 times base salary)

As of December 31, 2025, based on the value of share units using the closing price of the Class B Subordinate Voting Shares on the TSX on that date, all of the NEOs who were subject to compliance met the shareholding requirement. NEOs may also meet the mandatory minimum based on the grant date value of share units issued to them.

The following table shows the number of Teck shares and share units held by each NEO who was an employee as at December 31, 2025, the value of those holdings using the closing price of the Class B Subordinate Voting Shares on the TSX on that date, the value of shares and share units required to meet the shareholding requirement.

Name	Shares (#)(1) (Value ($)(2))		Share Units Held (#) (Value ($)(2)(4))	Total Shares and Share Units Held (#)	Total At Risk Equity Value at December 31, 2025 ($)(3)	Value Req. to Meet Mandatory Minimum Shareholding Requirements ($)	Equity Value as a Multiple of Base Salary
	Class A	Class B
J.H. Price	0 (0)	0 (0)	251,719 (16,540,455)	251,719	16,540,455	10,122,000	9.8
C.J. Prystai	0 (0)	0 (0)	69,017 (4,535,107)	69,017	4,535,107	2,550,000	5.3
S. Bharmal	0 (0)	0 (0)	62,096 (4,080,328)	62,096	4,080,328	2,475,000	4.9
N.P.M. Hooper	0 (0)	0 (0)	38,769 (2,547,511)	38,769	2,547,511	2,475,000	3.1
(1)	Includes Class B Subordinate Voting Shares directly or indirectly beneficially owned or over which control is exercised as of December 31, 2025.
(2)	Based on the closing price of the Class B Subordinate Voting Shares on the TSX on December 31, 2025 of $65.71. The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Appendix A “Equity Incentive Plans” for details of our share unit plans.

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The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives to align with certain commentators who regard such a policy as an important safeguard against short-term risk-taking behaviour by management. The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement. PSUs held by management at their retirement date do not have accelerated vesting and must be held until their original vesting date, up to 3 years following retirement, which provides the same benefits as a mandatory holding period following retirement, but without the unintended retention consequences.

Compensation Comparator Group

The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team and that Teck must be able to attract and retain the talent required to successfully operate and expand our business in a competitive marketplace. Our compensation program is therefore market-driven and performance-based and benchmarked against a Compensation Comparator Group that represents the market for executive talent. A separate Performance Comparator Group consisting of resources companies that Teck competes with for capital and with similar commodity exposure is used for judging performance under our PSU and PDSU plan (described in Appendix A “Equity Incentive Plans”).

In developing the Compensation Comparator Group, the Compensation Committee identifies companies of a similar scope and complexity, considering a variety of relevant criteria, including:

•	companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);
•	similarly sized companies in terms of annual revenue, enterprise value, and market capitalization; and
•	companies that have commodity portfolios and locations similar to Teck, which is focused on copper and zinc, in multiple countries.

The 2025 Compensation Comparator Group consisted of the following:

Name	Asset Values[1] (USD, billions)	Annual Revenue[1] (USD, billions)	Market Capitalization[2] (USD, billions)	Primary Commodities
Agnico Eagle Mines Limited	$34.5	$11.9	$84.9	Gold
Alcoa Corporation	$16.1	$13.2	$14.0	Aluminum
Anglo American plc (3)	$56.0	$18.9	$44.5	Iron ore, copper, coal, platinum, diamonds, palladium, manganese, steel, nickel, rhodium
Barrick Gold Corporation (4)	$51.6	$17.2	$73.1	Gold, copper
Cameco Corporation (4)	$7.5	$2.5	$39.9	Uranium, energy
Canadian Natural Resources Limited (4)	$67.0	$28.3	$70.6	Energy
Cleveland-Cliffs Inc.	$20.0	$18.6	$7.6	Iron ore, coal
First Quantum Minerals Ltd. (4)	$25.2	$5.3	$22.2	Copper, nickel, gold
Freeport-McMoRan, Inc.	$58.2	$25.1	$72.9	Copper
Kinross Gold Corporation (4)	$12.4	$7.2	$33.8	Gold
Mosaic Company	$24.5	$12.1	$7.6	Phosphate, potash
Newmont Corporation	$57.1	$22.1	$108.7	Gold, copper
Nutrien Ltd. (4)	$52.3	$27.4	$29.8	Potash, nitrogen, phosphate
Suncor Energy Inc. (4)	$65.6	$35.7	$53.0	Energy
Teck Resources Limited Class B (4)	$33.1	$7.8	$23.4	Copper and zinc
Teck Percentile Positioning	43%	21%	29%
(1)	As reported by FactSet as of March 6, 2026.
(2)	As reported by FactSet for the period ended December 31, 2025.
(3)	Figures reported in GB£ have been converted to US$ by FactSet using the December 31, 2025 exchange rate of GB£1.35.
(4)	Figures reported in CAD$ have been converted to US$ by FactSet using the December 31, 2025 exchange rate of CAD$0.73.

The Compensation Comparator Group was reviewed by the Compensation Committee in 2025 with the assistance of Meridian, with the result that no changes were recommended or made.

We follow best practices in compensation governance and risk mitigation, benchmarked and reviewed annually by the Compensation Committee.

Annual Review and Approval Cycle

The Compensation Committee annually reviews our compensation programs, with reference to Compensation Comparator Group practices and advice and benchmarking data provided by Management and Meridian. Management proposes target compensation for NEOs other than that CEO, including pay mix, “at risk” pay, base salaries, and annual and long-term incentive compensation levels, which is reviewed and approved by the Compensation Committee with input from Meridian. The Compensation Committee considers CEO compensation separately taking into consideration CEO performance and the advice it has received from Meridian.

Following year-end, management assesses performance against objectives and presents proposed performance achievement levels and overall compensation results to the Compensation Committee, which reviews and considers whether outcomes are fair and reasonable

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in light of corporate, business unit and individual executive performance, applies judgment where appropriate, and recommends the final compensation results to the Board for approval.

We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions, shareholder experience, and alignment with our compensation objectives. This includes competitiveness of the compensation program and our ability to attract, motivate and retain talented employees and executives, based on benchmarking data and actual experience during recruitment. Total direct compensation is targeted within a competitive range of the median of the Compensation Comparator Group. Recognizing that market data is inherently imprecise and may not be reflective of the specific roles, responsibilities and experience of Teck’s NEOs, we use judgment to interpret market data and set target compensation levels. Compensation may also be above or below the assessed market median based on an incumbent’s performance, experience, tenure, and internal pay equity.

Our process for setting performance goals and reviewing performance against those goals is illustrated below.

Setting Performance Objectives

The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic plan. The CEO then develops an annual business plan and sets out corporate objectives consistent with that strategy, which are reviewed and approved by the Board. These objectives include corporate, financial, and strategic objectives that form the basis for assessing annual performance.

The CEO meets with the NEOs and other senior executives to discuss the annual corporate objectives. The senior executives, in consultation with the CEO, then set individual performance objectives linked to Teck’s strategy, annual business plan, and corporate objectives related to their respective areas of responsibility, which are discussed with the Compensation Committee.

Reviewing Performance

In reviewing performance and making compensation recommendations to the Board, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives, strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the NEOs and the CEO makes recommendations to the Compensation Committee regarding salary increases, annual incentives, long-term incentives, and total compensation. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

Our compensation plans are purposefully designed to create a clear connection between NEO compensation and Teck’s financial and operating performance against stretch targets. They are regularly reviewed and adjusted, when necessary to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.

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Compensation Components

Teck incorporates a number of fixed and variable components into its compensation programs, including base salary, annual cash incentives, long-term equity incentives, pension, and health and other benefit plans. The following table sets out the basic details of our compensation framework for NEOs in 2025.

		Component	Description	Link to Corporate Objectives
Fixed	Short-term	Base Salary Time Horizon: 1 year Form: Cash

•   fixed amount meant to reflect scope of the role and longer term demonstrated capabilities of the individual

•   determined by:

·   benchmarking against median of peer group

·   assessment of individual performance and experience

·   scope of the role

• appropriate base salaries enable Teck to attract and retain highly skilled and talented executives • reflect skills, expertise and responsibilities of NEOs
Variable		Annual Incentive Plan Time Horizon: 1 year Form: Cash

Two components:

•   company component scorecard (75%) based on

·   40% operational performance, based on weighted cost and production by site

·   20% financial performance, based on budgeted vs. actual Adjusted EBITDA(1)

·   10% sustainability performance

·   10% health and safety performance

·   20% corporate objective achievement

•   individual performance (25%) measured against objectives established for the individual and their business unit at the start of the year, which may include equity, diversity and inclusion and climate-change related objectives for executives in key roles

•   links compensation to Teck’s financial, sustainability, safety, and operational performance

•   measurement against key corporate objectives incentivizes implementation of Teck’s strategic plan

•   recognizes individual contributions reflected by achievement of specific personal annual objectives

	Long-term	Performance Share Units Time Frame: 3 years Form: Equity-based, Cash-settled

•   50% of long-term incentive target value

•   equity-based awards, cash settled to avoid dilution

•   vesting is subject to a performance factor multiplier of 0%-200% based on a scorecard, including relative total shareholder return, and other metrics varying by grant year, as approved by the Board

•   PSUs pay out on vesting based on the market value of the underlying Class B Subordinate Voting Shares

•   executives may choose to receive up to 50% PDSUs, which pay out following the end of employment

•   rewards industry out-performance

•   measures and rewards outperformance of the commodity prices of our major products and the value that management adds to the business through the EBITDA performance metric

		Stock Options Time Frame: 10 years Form: Equity or Cash	• 25% of long-term incentive target value • vest in thirds on each of the first three anniversaries of the grant • expire after 10 years	• motivate executives to achieve the longer-term goals of Teck • links total compensation to shareholder returns over longer periods
		Restricted Share Units Time Frame: 3 years Form Equity-based, Cash-settled	• 25% of long-term incentive target value • equity-based awards, cash settled to avoid dilution • RSUs pay out on vesting based on the market value of the underlying Class B Subordinate Voting Shares	• links total compensation to shareholder returns
Fixed	Indirect Compensation	Pension

•   defined contribution or defined benefit (for certain long-serving executives) plans as available to other employees on substantially the same terms

•   certain NEOs receive supplemental retirement top-ups

• market competitive package assists with attraction, retention and employee wellness • reviewed annually as against Compensation Comparator Group
Benefits

•   extended health, dental, disability, and life insurance coverage

•   benefit credit for financial and estate planning, income tax preparation, education and personal development, safety initiatives, fitness equipment and services, health products and services, or insurance premiums

•   health spending account for additional medical expenses

		Perquisites	• car allowance or leased vehicle, club memberships, and an annual health assessment
Note:	See below and Appendix A “Equity Incentive Plans” for full details of the compensation components and incentive plans, including the performance factor metrics for each grant year.
(1)	EBITDA is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures and Ratios”.

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The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2025, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites. As shown in these charts, the total value is heavily weighted to “at risk” variable compensation (i.e. annual and long-term incentives).

Component: Base Salary

Base salary is determined based on the scope of the individual role, responsibilities, skills and performance of the incumbent. The Compensation Committee annually reviews the base salaries of the NEOs as against the similar roles within the Compensation Comparator Group to ensure that they remain competitive, targeting the market median.

Component: Annual Incentive Program

Our annual incentive program is focused on short-term performance and risk mitigation, including operational, financial, health and safety, sustainability, and achievement of annual corporate objectives. Target annual incentives are a percentage of base salary and annual incentive awards are based on assessment against objectives measuring performance at the corporate and individual level. We include safety and sustainability as key metrics of our evaluation of corporate performance in order to embed these core values in Teck’s culture and pay philosophy.

For NEOs, annual incentives are based 75% on corporate performance and 25% on individual performance. Corporate performance is based on a company component scorecard with five metrics weighted as noted below.

Corporate Component

(1)	Operational performance is based on performance against cost and production targets established at the beginning of the year
(2)	The financial performance rating is based on performance against Teck’s budgeted EBITDA target, which is designed to be a stretch target
(3)	Health and safety performance is based on performance against leading and lagging indicators established at the beginning of the year
(4)	Sustainability performance against site-specific sustainability goals set at the beginning of the year

Operational performance is measured against budgeted production and cost targets for each site established at the beginning of the year, weighted based on the size and importance of each site to Teck. These targets are stretch targets but are commercially sensitive so are not disclosed.

Financial performance is based on Adjusted EBITDA performance relative to our budgeted EBITDA. EBITDA is a non-GAAP financial measure and refers to the profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of normal operating activities. Teck believes that using Adjusted EBITDA assists readers to better understand the results of Teck’s normal operating activities and the ongoing cash-generating potential of the business and that, as a compensation metric, it is a reflection of management’s ability to operate the business and control the controllable.

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At the beginning of each year, a preliminary target EBITDA is determined based on budgeted commodity prices. We do not disclose the production and sales targets that the target EBITDA is based on as they are commercially sensitive, but the target level of performance is calibrated based on the approved budget for the year and is set at a level that requires significant effort to achieve.

Health and safety performance is measured consistent with best practices using both leading and lagging indicators to measure our safety performance relative to targets set at the beginning of the year based on key health and safety strategic objectives. Discretion may be used to adjust the overall annual incentive awards to reflect safety outcomes. In the event of a fatality at any of Teck’s controlled operations, a negative adjustment may be applied on the overall annual incentive awards, to reflect the seriousness of the occurrence.

Sustainability performance in 2025 was based on site specific metrics developed for each of Teck’s operational sites, based on three components:

•	Environmental Performance (25%), measuring progress on longer-term sustainability objectives or addressing operational needs, with performance targets set at each site related to rehabilitation, water, and/or climate change, with metrics intended to address key risks for each site
•	Environmental Compliance (50%), measuring performances of activities to address current compliance matters and actual compliance indicators, with performance targets set at each site related to regulatory compliance activities, including related to water use or discharge, air emissions, wildlife incidents, spills, and administrative reporting, with performance score subject to a modifier to be applied based on compliance performance and occurrence of or trends related to incidents
•	Social Management (25%), measuring implementation of Teck’s Social Incident Investigation and Reporting Procedure, with performance targets set at each site related to social incident identification and classification, reporting and investigation

Achievement against key corporate objectives established at the beginning of the year is assessed holistically by the Compensation Committee, giving consideration to progress on key milestones within strategy that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success. Results may be adjusted by the Board on the recommendation of the Compensation Committee based on a qualitative review considering the quality and sustainability of the financial results and the impact of any extraordinary unforeseen events during the year.

Individual Component

At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against their stated objectives and to share performance feedback. The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including performance against their individual objectives, and provides a recommended individual performance rating for the individual component of the annual incentive plan to the Compensation Committee. The CEO is reviewed on a similar basis with the individual performance rating determined by the Committee and approved by the Board.

Overall Annual Incentive Rating

The overall annual incentive ratings determined for NEOs reflect the sum of the performance for each weighted component and can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component. Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.

	Target Bonus (% of Salary)	Corporate		Personal
		Weight	Performance Measure	Weight	Performance Measure
CEO	140%	75%	Company Component Scorecard	25%	Individual performance objectives
CFO, Former COO, CCDO	85%	75%	Company Component Scorecard	25%	Individual performance objectives
CLSO	80%	75%	Company Component Scorecard	25%	Individual performance objectives

Component: Long-Term Incentive Program

Our long-term incentive program for NEOs since 2024 has been 75% at risk, contingent on performance, and comprised of:

•	25% stock options, which only have value if the Class B Subordinate Voting Share price increases after the date of grant, and
•	50% PSUs and/or PDSUs, which are contingent on the achievement of specific performance measures during a three-year performance period
•	25% RSUs, which are paid out based on the value of the Class B Subordinate Voting Shares at the vesting date

Detailed descriptions of our equity incentive plans can be found in Appendix A “Equity Incentive Plans”. Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:

•	strengthening Teck’s ability to attract and retain highly competent executives
•	motivating and rewarding performance over the longer term
•	promoting greater alignment of interests of executives and shareholders, and
•	enabling management to participate in Teck’s long-term growth and financial success

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Long-term incentives are targeted to represent a significant portion of their direct compensation, to align with shareholder interests. The CEO provides recommendations to the Compensation Committee regarding long-term incentive grants to the NEOs and executives other than himself, based on the overall objective of targeting total direct compensation within a competitive range of the market median.

Stock Options

Stock options have a ten-year term, vest in three tranches on the first, second and third anniversaries of grant and have an exercise price equal to the closing price of the Class B Subordinate Voting Shares on the TSX on the date prior to the grant. Grant date fair value of stock options is determined using the Black-Scholes method. We base the number of stock options granted on a target dollar value and the share price on the day prior to the grant date.

Performance Share Units and Performance Deferred Share Units

PSUs and PDSUs vest after a performance period of three years, with PSUs paying out on the vesting date while PDSUs must be held until after the executive ceases employment with Teck. Executives may take up to 50% of their performance unit grant as PDSUs in any given year. We base the number of performance share units granted on a target dollar value and the VWAP of the Class B Subordinate Voting Shares on the TSX for the 20-day period prior to the grant date. The number of PSUs or PDSUs that vest at the end of the three-year performance period ranges from 0% to 200% of the number of units originally granted, depending on the performance factor.

The performance factor for PSU and PDSU grants issued since 2022 is based on a balanced scorecard that is considered and updated each year as appropriate. For PSU and PDSU grants made in 2022 and 2023, the performance factor was based on a balanced scorecard framework incorporating five different metrics as set out in the table below.

Metric	Performance Basis	Weight	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (“ROCE”)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Production and Cost Performance	Actual production and cost performance vs. targets	20%	To further link executive pay to operational discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals as set out below	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy
Strategic Execution	Achievement of key strategic priorities/milestones	20%	To further link executive pay to execution of Teck’s strategic plan

For PSU and PDSU grants made in 2024 and 2025, the performance factor was based on a balanced scorecard framework incorporating four different metrics as set out in the table below.

Metric	Performance Basis	Weight	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group (as above)	40%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (“ROCE”)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals as set out below	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy
Strategic Execution	Achievement of key strategic priorities/milestones	20%	To further link executive pay to execution of Teck’s strategic plan

Each of the sustainability objectives in the sustainability progress index aligns with Teck’s overall corporate strategy and measures Teck’s progress against specific goals in key areas, including climate change; equity diversity and inclusion; and performance on ESG ratings and rankings. From 2022 to 2024, the sustainability progress index included metrics related to biodiversity and reclamation and bringing Teck’s tailings facilities conformance into line with GISTM. Two of the metrics are aligned with metrics included in our sustainability-linked loan facility. Details on the sustainability progress index and how we intend to measure each of the elements of the performance metrics are set out in Appendix A “Equity Incentive Plans”.

Restricted Share Units

NEOs receive 25% of the target value of their long term incentive awards as RSUs, which vest after a three-year period and are paid out based on the paid out based on the VWAP of the Class B Subordinate Voting Shares on the TSX for the 20-day period prior to the vesting date. We base the number of performance share units granted on a target dollar value and the VWAP of the Class B Subordinate Voting Shares on the TSX for the 20-day period prior to the grant date.

Analysis of 2025 Compensation Results

Results: Base Salary

For 2025, base salary accounted for 15% of the CEO’s and an average of 24% of the other NEO’s total direct compensation. In February 2025, the Board approved salary increases of 3.5% for the CEO and an average of 3.9% for the other NEOs, effective April 1, 2025 in order to align salaries with the median of compensation comparator group, based on benchmarking conducted by Meridian.

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Results: Annual Incentive Program

Overall performance rankings in our annual incentive program reflect the achievement of significant advances on our strategic goals and positive results for our health and safety performance, while recognizing challenges with the ramp-up at our Quebrada Blanca operations.

Corporate Performance

Consistent with the terms of our updated annual incentive plan described above, the corporate rating for 2025 was 101%, based on:

Component	Weight	Rating	Weighted Rating	Measurement
Operational Performance	40%	82%	33%	achievement of production and cost targets for each site
Financial Performance	20%	92%	18%	achievement of the Adjusted EBITDA target against budget
Sustainability Performance	10%	112%	14%	as described below
Health & Safety Performance	10%	135%	11%	as described below
Corporate Objectives	20%	124%	25%	as described below
	100%		101%

Operational performance was measured against budgeted production and cost targets for each site established at the beginning of the year, weighted based on the size and importance of each site to Teck. These targets are commercially sensitive so are not disclosed, but site ratings ranged from 50 to 119%. For financial performance, Teck’s adjusted EBITDA of $4.3 billion was 92% of the 2025 budget target of $4.7 billion. EBITDA is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures and Ratios”.

The sustainability component score was based on assessment on each sites performance on the three focus areas, which was then averaged to provide the overall rating. Areas of focus for our operations in 2025 included:

•	Environmental Performance – all sites achieved 90-100% of their base environmental performance metrics by year-end, and achieved a portion of their premium environmental performance metrics
•	Environmental Compliance – sites met or exceeded goals for compliance management improvement projects, other than Red Dog operations, which was limited by resource constraints; all sites demonstrated improvement in incident management over 2024
•	Social Management – all sites achieved 97-100% of social performance metrics and achieved premium metric targets, including completion of effectiveness reviews

The health and safety component score was based on assessment against the 2025 health and safety objectives, including:

•	reduction in three-year high potential incident frequency rate, based on the three-year rolling average
•	culture of safety – implementation of Courageous Safety Leadership course and training in mental health first aid
•	fatality focus and learning – closure of high potential risk control gaps
•	operational excellence – completion of health and safety improvement plans
•	occupational health and hygiene – identification of material enterprise risks, detailed risk assessments, management of critical controls, and implementation of risk treatment plans

Teck’s safety performance in 2025 improved over 2024, including a reduction in High Potential Injury Frequency by from 1.54 to 0.114. Teck also met or exceeded targets that were set for leading indicators.

The Sustainability Committee reviewed the sustainability-related performance ratings and the Safety, Operations & Projects Committee reviewed the health and safety-related performance ratings prior to approval by the Board.

Achievement of key corporate objectives was assessed at 124%, based on performance against objectives as follows:

Objective	Weight	Rating	Weighted Rating	Components
People, Talent, Capabilities	15%	100%	15%	Development of enterprise critical role talent strategies, implementation of assessment and development plans for potential executive leadership team successors, and progress towards Teck’s 30% by 2030 objective for female workforce participation
Transformation	25%	100%	25%	Advancing the global design phase of the enterprise resources planning system implementation program on time and on budget, implementation of a three layers of defense model, and completion of functional cost benchmarking and establishment of cost reduction targets and implementation plans
Value Driven Growth	45%	160%	72%	Targets for margin growth by resetting cost structures, increasing business efficiency and executing commercial strategy, volume growth through advancing permitting, engineering and community relations work to progress the Highland Valley Copper mine life extension, Zafranal and San Nicolas projects towards sanction, with longer-term plans for early stage projects
Capital Allocation	15%	80%	12%	Maintaining disciplined capital allocation through maturing investment and strategy governance, delivering debt reduction, achieving completion testing for QB project financing, and executing the share buyback program
	100%		124%

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Individual Performance

For 2025, the Compensation Committee determined that the NEOs had met their respective individual objectives. A three-year look back on CEO and average NEO performance ratings is set out below reflecting alignment with Teck’s performance overall in that period.

Year	CEO Rating	Average NEO Rating
2025	150%	152%
2024	125%	111%
2023	130%	145%

The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.

NEO		Individual Performance Achievements in Relation to Objectives
J.H. Price	•	delivered one of Teck’s strongest safety results on record
CEO	•	focused sustainability on the most material commitments, supporting timely permitting
	•	advanced inclusion as a leadership priority, embedding the 30% women-in-workforce goal and strengthened allyship, respectful-workplace and Indigenous-inclusion actions
	•	delivered QB’s strongest quarterly copper output following a targeted action plan on tailings development and operating practices
	•	secured the sanction of Highland Valley Copper mine life extension project, reflecting strong Indigenous partnerships and robust permitting execution
	•	advanced work on the proposed merger of equals with Anglo American plc through stakeholder engagement and integration readiness, positioning Anglo Teck plc as a Canadian-headquartered critical-minerals leader and top-five copper producer
	•	returned capital to shareholders while reducing debt and maintaining a sector-leading balance sheet to support disciplined growth
	•	progressed core systems and governance foundations including enterprise resource planning, process standardization, data quality and investment governance
C.J. Prystai CFO	•	supported transaction work leading up to the successful announcement and shareholder approval of the proposed merger with Anglo American plc by year-end
	•	completed the comprehensive operational review and revision of market outlook, including embedding changes to business planning and performance management processes
	•	supported completion of the global design phase of our enterprise resource management system implementation
	•	continued to refine and optimize Teck’s decision-making processes through the maturation of the investment committee to enable through-cycle capital allocation
	•	continued to embed corporate cost reductions, particularly in our IT organization
	•	maintained strong and constructive relationships with Teck’s lenders, financial advisors, auditor, and credit ratings agencies through frequent and transparent engagement
	•	maintained constructive relationships with Teck's investors through frequent and transparent engagements, including through the comprehensive operational review, QB investor site visit and the successful shareholder vote on the proposed merger;
	•	continuously supported all of Teck’s business units and functional groups with IT, accounting, assurance, treasury, tax, and investor relations advice and support as required
	•	provided technical expertise across accounting, treasury and tax on the development and execution of strategic initiatives, including the proposed merger
	•	continued to support the maturation of our enterprise risk management program, particularly in relation to financial and cyber risks, and the maturation of our digital risk management model
	•	maintained Teck’s effective control environment to safeguard Teck’s assets and comply with regulatory requirements; and
	•	progressed talent management and succession planning within the finance and IT groups, with a focus on inclusion and diversity
S. Bharmal Former COO	•	maintained focus on high potential incident reduction and expanded mental health first aid training for supervisors and managers above targeted participation levels
	•	advanced QB ramp up and operational reliability, including tailings development, plant stability actions, and asset availability initiatives to support progress toward steady state operations
	•	supported the Trail zinc and lead turnaround, increasing cash generation through above plan residue treatment and stable smelting line performance
	•	implemented structural cost reduction measures at multiple sites and expanded Teck’s management operating system, prioritizing higher value work to improve predictability and free cash flow resiliency
	•	advanced the regional operating model implementation, placing key talent in critical roles across North American and Latin American business units and continuing leadership development
N.P.M. Hooper CDDO	•	identified and evaluated routes to achieve market recognition of the intrinsic value of Teck’s portfolio and optimize Teck’s attraction to investors
	•	ensured effective monitoring, early recognition, and timely analysis of external growth opportunities in those commodities that could enhance Teck’s portfolio
	•	oversaw the planning, optimization, and execution of the of proposed merger with Anglo American plc, achieving shareholder approval and multiple key regulatory approvals by year-end
	•	provided strategic oversight of efforts to advanced Teck’s exploration portfolio towards high-value discovery, extraction of value from pre-development stage projects and geoscience support functions
L.P. Arnall CLSO	•	provided legal oversight and extensive strategic support on the agreement for the proposed merger with Anglo American plc by year-end, achieving shareholder approval and multiple key regulatory approvals
	•	completed the review and refresh of Teck’s sustainability strategy to establish a defined and clear approach aligned with the overall corporate strategy and priorities
	•	obtained environmental approvals and supported community and stakeholder engagement to enable the sanctioning of the Highland Valley Copper mine life extension project
	•	advanced enterprise risk management processes to better align Teck’s risk posture with the overall corporate strategy
	•	conducted an operational risk management maturity assessment, and began implementing improvements to continue accelerating risk management capabilities at operations
	•	delivered all planned compliance enhancement initiatives, including publication of new policies and standards, risk-based sanctions training to priority teams, and implementation of third-party risk management screening in highest risk jurisdictions
	•	improved cost management, efficiencies, and oversight of global legal budget through improved tracking and billing guidelines, and restructured global insurance programs and agreements to achieve significant annual cost reductions
	•	implemented team culture and development plan focused on retention, development planning, engagement, and communication
	•	provided legal expertise to support operations and corporate functions to enable achievement of operational and strategic priorities

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Results: CEO Annual Incentive Bonus

Based on the ratings set out above, the annual incentive award made to the CEO for 2025 was calculated as follows. The same formula is used to calculate the annual incentive bonus for other NEOs.

Weight x Performance Rating
Salary	X	Target Bonus	X	Company Performance	+	Individual Performance	=	Total Bonus
$1,672,750		140%		75% X 101% = 75.75%		25% X 150% = 37.5%		$2,652,150

The CEO’s total 2025 annual incentive award was higher than the target of 140% of base salary at 159% of base salary, to represent his strong performance in 2025.

Results: Long-Term Incentive Program

Long-term incentive grants represented approximately 62% of CEO and an average of 59% of the other NEO’s direct compensation mix in 2025. The total number of stock options and share units granted was lower in 2025 than in 2024 due to the higher underlying share price and the associated increase in fair value.

Performance Share Units and Performance Deferred Share Units Results

Performance-linked share units granted in 2022 vested in 2025 based on a performance factor of 109%, reflecting positive outcomes in our relative total shareholder return, return on capital employed, and sustainability and strategy objectives, moderated by disappointing performance against our production and cost targets. Performance Share Units granted in March 2022 had a grant date fair market value of $44.4937 and paid out at $59.9006, reflecting positive appreciation of the Class B subordinate voting share price during the vesting period.

The table below summarizes the performance factor outcomes under the performance-based component of the long term incentive plan for units that vested in 2025. For further information on the scoring for each element, please see Appendix A for details.

Metric	Weight	Component Rating	Performance Factor
Relative TSR	20%	140% (4th of 13 peers)	28.0
Return on Capital Employed (ROCE)	20%	110% (1% change)	22.0
Production and Cost Performance	20%	20% (-8% relative performance vs. guidance)	4.0
Sustainability Progress Index	20%	122% (detail below)	24.4
Strategic Execution	20%	151% (detail below)	30.2
Final Performance Factor	-	-	109

Sustainability Progress Index Component	Weight	Component Rating	Performance Factor
Climate Change	20%	100%	4.00
Biodiversity	20%	93%	3.72
Tailings Facility Management	20%	100%	4.00
ESG Ratings and Rankings	20%	166%	6.64
Equity, Diversity and Inclusion	20%	150%	6.00
Sustainability Progress Index Rating	-	-	24.4

Strategic Objective	Weight	Component Rating	Performance Factor
Advancement of copper growth opportunities	20%	150%	6.0
Execution and commissioning of major capital projects relative to controllable costs and schedule	20%	70%	2.8
Application of fit-for-purpose digital and technology solutions	10%	70%	1.4
Achievement of confidential strategic milestones	50%	200%	20.0
Strategic Objectives Rating	-	-	30.2

Summary of Total Compensation for NEOs

The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs.

Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compensation(5)(6)(7) ($)	Total Compensation ($)
J.H. Price CEO	2025 2024 2023	1,672,750 1,610,000 1,462,500	5,247,300 5,250,300 3,249,000	1,749,100 1,749,100 3,249,400	2,652,150 2,614,650 2,143,500	- - -	217,457 209,300 190,125	11,538,757 11,433,350 10,294,525
C.J. Prystai CFO	2025 2024 2023	843,750 787,500 675,000	1,497,500 1,528,900 741,000	499,000 510,500 748,900	776,450 746,750 657,700	75,878 69,885 87,750	- - -	3,692,578 3,643,535 2,910,350
S. Bharmal Former COO	2025 2024 2023	566,856 772,917 687,500	1,497,500 1,499,100 741,000	499,000 498,700 748,900	- 685,850 549,200	260,881 67,989 57,815	3,334,658 - -	6,158,895 3,524,556 2,784,415

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Name and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(2) ($)	Annual Incentive Plans(3) ($)	Pension Value(4) ($)	All Other Compensation(5)(6)(7) ($)	Total Compensation ($)
N.P.M. Hooper CDDO	2025 2024 2023	843,750 768,750 737,500	1,311,800 1,337,200 741,000	438,500 444,900 748,900	868,650 713,450 728,700	71,815 67,448 95,875	- - -	3,503,265 3,331,748 3,051,975
L.P. Arnall CLSO	2025 2024 2023	818,750 133,333 -	1,204,000 1,203,400 -	399,700 401,000 -	700,950 117,100 -	72,628 5,333 -	- - -	3,196,028 1,860,166 -

(1)	Represents grant-date value of share-based and option-based awards. Actual compensation realized on these awards is variable. Share units in the form of PSUs or PDSUs are granted on an annual basis. See Appendix A “Equity Incentive Plans” for plan details. The fair value for option-based awards is consistent with the accounting fair value under IFRS, being the closing price of the Class B Subordinate Voting Shares on the day prior to the applicable grant date. The fair values for the 2023, 2024 and 2025 annual grants were $54.47, $52.15, and $58.22, respectively. Share-based awards are valued based on the 20-day VWAP of Class B Subordinate Voting Shares as of the grant date. The fair values for the 2023, 2024 and 2025 annual grants were $56.9988, 51.8289, and 59.9006, respectively. Mr. Bharmal received an additional grant of share units in 2024 with a fair value of $64.6445. Mr. Arnall received a grant in 2024 with a fair value of $65.7596 for share units and $65.37 for stock options.
(2)	For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis. This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:
	Compensation Fair Value			Accounting Fair Value
	2025	2024	2023	2025	2024	2023
Grant Date Fair Value (% of grant price)	41.6%	44.9%	49.1%	38.6%	40%	42%
Share Price Volatility	41.1%	44.3%	50%	41%	42%	42%
Dividend Yield	0.8%	0.9%	0.9%	0.86%	0.96%	0.92%
Expected Life	6.5%	6.5%	6.5%	5.6 yrs.	5.8 yrs.	5.9 yrs.
Risk-Free Rate	2.8%	3.5%	3.3%	2.58%	3.46%	3.52%
Option Value	$24.23	$23.42	$26.74	$22.31	$21.21	$22.69
(3)	The annual incentive plan amounts are applicable to the year indicated but are paid in March of the following year.
(4)	See Pensions section on page 48 for details.
(5)	Perquisites provided to NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
(6)	Mr. Price received this amount in lieu of pension contributions.
(7)	Mr. Bharmal retired in 2025 and did not receive an annual incentive plan payment for the year. As part of his retirement, he did receive a package equal to two times his salary, two times his bonus from 2024, and a payment lieu of vacation entitlement. This value is noted under “All Other Compensation”.

Analysis of Realizable Pay

Alignment of Long-term Incentives with Share Performance

Teck bases a significant portion of its compensation on long-term incentives, to align management’s compensation with shareholder experience. The Compensation Committee recognizes the need to regularly assess the actual results of its long-term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.

The summary compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long-term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Class B Subordinate Voting Shares as at the grant date of the relevant awards. The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.

The realizable value of the stock option awards issued to NEOs is currently substantial due to the increase in the market price of the Class B Subordinate Voting Shares as a result of strong commodity prices. Since 2022, our Class B Subordinate Voting Shares have performed well vs. the majority of the peer companies, resulting in opportunities for our NEOs to realize value from their stock options and performance share units that vested in December 2022 and 2023.

The realizable value of performance share units that paid out from 2019 to 2021 was closer to or substantially below their grant date fair value. In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are both expected and necessary to provide compensation that, over the long term, is aligned with company performance and shareholder experience. The Compensation Committee takes this into account in assessing the reasonableness of its grant process. In the long-term, there has been strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.

Performance Graph

The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2025, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2020 in Class A Shares and Class B Subordinate Voting Shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period. As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck’s share price performance.

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The aggregate grant date value of NEO compensation in 2025 was roughly the same as it was in 2021, notwithstanding a temporary increase in 2022 during a period of high executive transitions within the NEO group. Over the same period, the total shareholder return for Teck shareholders has outperformed both the S&P/TSX Global Mining Index and the S&P/TSX Total Return Index. $100 invested in Teck Class B subordinate voting shares in January 2021 was worth over $300 at the end of 2025, vs. approximately $250 or $210 value for a $100 investment in the S&P/TSX Global Mining Index or S&P/TSX Total Return Index, respectively, over the same period.

The aggregate cost of NEO compensation in 2025 was equal to 0.26% of Teck’s 2025 revenue of $10.756B.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each NEO as at December 31, 2025.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
J.H. Price CEO	60,834 23,500 48,618 34,700 121,500 74,700 72,200	16.36 29.01 45.64 41.96 54.47 52.15 58.22	Oct 29, 2030 Feb 22, 2031 Mar 1, 2032 Sep 30, 2032 Mar 1, 2033 Mar 1, 2034 Mar 1, 2035	3,002,158 862,450 824,125 975,763 1,365,660 1,012,932 540,778	251,719	16,540,455	-
C.J. Prystai CFO	9,3334 14,534 20,600	54.47 52.15 58.22	Mar 1, 2033 Mar 1, 2034 Mar 1, 2035	104,914 197,081 154,294	69,017	4,535,107	-
S. Bharmal COO	16,000 26,250 48,500 40,250 35,500 28,000 16,000 4,500	37.81 28.60 14.06 29.01 45.64 54.47 52.15 64.53	Feb 16, 2028 Feb 15, 2029 Feb 25, 2030 Feb 22, 2031 Mar 1, 2032 Mar 1, 2033 Mar 1, 2034 Sep 1 2034	446,400 974,138 2,505,025 1,477,176 712,485 209,806 72,315 1,770	66,934	4,398,233	-

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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
N.P.M. Hooper CDDO	141,000 40,334 35,500 28,000 19,000 18,100	17.92 29.01 45.64 54,47 52.15 58.22	Sep 15, 2030 Feb 22, 2031 Mar 1, 2032 Mar 1, 2033 Mar 1, 2034 Mar 1, 2035	6,738,390 1,480,258 712,485 314,720 257,640 135,569	62,096	4,080,328	-
L.P Arnall CLSO	14,500 16,500	65.37 58.22	Dec 1, 2034 Mar 1, 2035	4,930 123,585	38,769	2,547,511	-
(1)	Value at December 31, 2025 calculated by determining the difference between the closing price of the Class B Subordinate Voting Shares underlying the options on the TSX at December 31, 2025 ($65.71) and the option exercise price. This column includes the value of vested and unvested options.
(2)	Market or Payout Value calculated by multiplying the number of share units held at December 31, 2025 by the closing price of the Class B Subordinate Voting Shares on the TSX at December 31, 2025 ($65.71). Payout Value of PSUs and PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested. The actual payout amount for PSUs and PDSUs is determined as set out in Appendix A “Equity Incentive Plans” and will not be known until the applicable payout dates.

Incentive Plan Awards – Value Vested, Earned or Realized During the Year

The following table shows the number and value of the incentive plan awards that vested or were earned for each NEO in the fiscal year ending December 31, 2025.

Name	Value Vested During the Year ($)(1)					Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
	RSUs(2)	PSUs(2)	PDSUs(2)	Options(3)	Total
	Total Share-Based Awards
J.H. Price CEO	-	2,121,460	-	746,083	$2,867,543	2,652,150
C.J. Prystai CFO	131,390	143,181	-	128,379	$402,950	776,450
S. Bharmal Former COO		870,875		216,242	1,087,117	-
N.P.M. Hooper CDDO.	-	870,875	-	222,312	$1,093,187	868,650
L.P Arnall CLSO	-	-	-	-	-	700,950
(1)	Includes share units credited as dividend equivalents.
(2)	The amount is calculated by multiplying the number of share units vested in the year by the actual payout value of PSUs ($44.4937).
(3)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B Subordinate Voting Shares on the TSX and the exercise price on such vesting date.

Stock Option Exercises

The following table sets out the gains realized upon the exercise of stock options by NEOs in 2025. Further information on long-term realizable pay can be found beginning on page 46. The aggregate value realized upon exercise is the difference between the fair market value of the Class B Subordinate Voting Shares on the exercise date and the exercise price of the option.

Name	Grant Date	Exercise Quantity	Exercise Price	Expiry Date	Aggregate Value Realized
C.J. Prystai	February 22, 2021	8,667	$29.01	February 22, 2031	$278,117
C.J. Prystai	March 1, 2022	11,750	$45.64	March 1, 2032	$180,625
C.J. Prystai	March 1, 2023	18,666	$54.47	March 1, 2033	$119,843
C.J. Prystai	March 1, 2024	7,266	$52.15	March 1, 2034	$63,329
S. Bharmal	February 17, 2017	7,667	$27.78	February 17, 2027	$252,816
S. Bharmal	February 17, 2017	7,000	$27.78	February 17, 2027	$240,181

Pensions

Defined Contribution Plans

Messrs. Bharmal, Hooper and Arnall and Ms. Prystai are participants in the defined contribution Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Plan”), which is a registered pension plan under the Income Tax Act. They also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). Entitlements under the DC Plan vest on the date the NEO joins the DC Plan, while entitlements under the DC Supplementary Plan only vest 100% upon completion of five years as a member of the DC Supplementary Plan member. None of the NEOs participate in defined benefit pension plan arrangements.

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In 2025, Teck contributed $38,810 for each participating NEO to the DC Plan, which is the maximum allowable under the Income Tax Act. The DC Supplementary Plan provides for notional contributions of 13% of base salary minus contributions remitted to the registered pension plans. Contributions to the DC Plan are invested in accordance with the individual participant’s election from the investment options offered to all plan members.

On retirement, the NEO is entitled to the distribution of the accumulated value of contributions under the DC Plan, as a lump sum, and the accumulated value of notional contributions under the DC Supplementary Plan, as a series of 120 equal monthly payments.

The amounts reported in the table below show the aggregate account balances for the two DC plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End(1) ($)
C.J. Prystai	$412,461	$75,878	$550,385
S. Bharmal	$1,290,185	$260,881	$1,836,007
N.P.M. Hooper	$289,174	$71,815	$401,718
L.P. Arnall	$5,302	$72,628	$81,324
(1)	Includes non-compensatory changes including interest.

The amounts in the “Compensatory” column include the employer contributions to the DC Plan and notional contributions to the participant’s DC Supplementary Plan accounts. Mr. Price is not currently a member of any pension plan. Instead, he receives a cash amount in lieu of pension plan contributions. In 2025, that amount was $217,547.

Teck will provide each NEO with a post-retirement spending account if they meet certain service and retirement thresholds.

Termination and Change in Control Benefits

The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, annual incentive, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control (as defined below).

No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control. For this purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.

A Change in Control is defined for these purposes as:

•	the acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;
•	an amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
•	any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;
•	the sale of all or substantially all of Teck’s assets; or
•	a determination by the Board that a Change in Control has occurred for purposes of the relevant agreement.

The following table summarizes material terms and conditions that apply in the event of a separation event:

Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Salary	Payments cease	Payments cease	Payments cease	2x current salary	2x current salary
Annual Incentive Bonus	None	None	Pro-rated for year of separation	2x preceding year’s annual incentive award	2x preceding year’s annual incentive award
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(2) Vested options have a max. remaining term of 3 years for early retirement and 5 years for normal retirement(3)	Unvested options are forfeited Vested options have a max. 1-year remaining term	All options vest subject to Board discretion and have a max. 1-year remaining term

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Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change in Control and Termination without Cause(1)
Share Units	PSUs and unvested PDSUs are forfeited Vested PDSUs are redeemed by December 15 of the following year	All share units are forfeited	Unvested share units are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule.(4) Vested PDSUs are redeemed by December 15 of the following year	Unvested PSUs and PDSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule Vested PDSUs are redeemed by December 15 of the following year	All share units immediately vest and are payable, with vesting of performance units determined by the Compensation Committee based on performance metrics during abridged performance period
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases	Coverage Ceases
(1)	Includes treatment in the event of resignation for good reason, as defined above.
(2)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(3)	See “Stock Option Plans” in Appendix A “Equity Incentive Plans” for description of “early retirement” and “normal retirement”.
(4)	The Committee has discretion to allow continued vesting of previously granted share units upon retirement, in accordance with the terms of the PSU Plan, the PDSU Plan and the RSU Plan.

For an executive to receive payments following a termination without cause, the executive must:

•	not use knowledge or experience gained as a Teck employee in any manner that would be detrimental to Teck’s business interests;
•	not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	keep confidential all non-public information concerning Teck’s business, including business opportunities;
•	comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.

These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.

The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2025, in connection with the applicable separation event.

NEO	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
J.H. Price	$ 0	$ 0	$ 0	$8,649,800	$26,861,541
C.J. Prystai	$ 0	$ 0	$ 0	$3,240,400	$8,231,796
N.P.M. Hooper	$ 0	$ 0	$ 0	$3,362,300	$7,854,876
L.P. Arnall	$ 0	$ 0	$ 0	$3,039,400	$5,713,783
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change in Control.
(2)	Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B Subordinate Voting Shares on the TSX at December 31, 2025 ($65.71) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2025 by the closing price of the Class B Subordinate Voting Shares on the TSX at December 31, 2025 ($65.71). For the purposes of this table, the value of PSUs and PDSUs has been calculated assuming a performance factor of 100%.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2025.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities available for future issuance under equity compensation plans (excluding securities in column (a)) (c)
Equity Compensation Plans approved by shareholders	5,031,452	$41.15	8,410,494

The following summarizes the number of stock options granted in the past three years and the resulting dilution and burn rate:

	2025		2024		2023
	# of options	% of shares(1)	# of options	% of shares(1)	# of options	% of shares(1)
Annual Grant(2)	780,150	0.16%	1,082,270	0.22%	1,383,085	0.27%
Options Outstanding(3)	5,031,452	1.05%	5,472,118	1.10%	13,085,980	2.57%
Options Available for Grant(4)	8,410,494	1.75%	9,001,488	1.80%	9,566,369	1.88%
Overhang(5)	13,441,946	2.80%	14,473,606	2.90%	22,652,349	4.44%
Annual Burn Rate(6)	-	0.16%	-	0.21%	-	0.27%
(1)	Percentage of Class B Subordinate Voting Shares as at December 31 of the applicable year.
(2)	Number of options granted under the Option Plan in the applicable year.
(3)	Number of options outstanding as at December 31 of the applicable year.
(4)	Number of options approved by shareholders and available for grant as at December 31 of the applicable year.
(5)	Number of options outstanding plus options available for grant as at December 31 of the applicable year.
(6)	Calculated in accordance with s. 613(d) of the TSX Company Manual by dividing the number of options granted each fiscal year by the weighted average number of Class B Subordinate Voting Shares outstanding for the same fiscal year.
50

OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Since January 1, 2025, except as described in this Circular, no informed person or proposed director of Teck, any associate or affiliate of any informed person or proposed director, or other related party had a material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect Teck or any of its subsidiaries.

Interest of Directors and Officers in Matters to Be Acted Upon

To the knowledge of Teck, other than as disclosed elsewhere in this Circular and other than as a result of any direct or indirect ownership of Teck shares, as at March 2, 2026, no person who has been a director or officer of Teck at any time since the commencement of Teck’s last financial year, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Auditor

Teck’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants.

Availability of Documents

To request a copy of our core disclosure documents free of charge, including the Annual Report and Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3. These documents can be viewed on our website at www.teck.com/reports. Additional information about Teck is available on SEDAR+ at www.sedarplus.ca. Financial information is provided in Teck’s annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2025. We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.

Insurance

Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the CBCA. Teck has purchased insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers. In 2024, Teck paid premiums of approximately US$2.5 million for one year of US$200 million coverage for directors and officers and US$200 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage. In December 2025, Teck paid US$0.6 million to extend that coverage until March 15, 2026. No claims have been made to date.

Board of Directors’ Approval

The contents and sending of this Circular have been approved by the directors of Teck Resources Limited.

“Amanda R. Robinson”

 Amanda R. Robinson
Vice President, Legal and Corporate Secretary
Vancouver, British Columbia
March 2, 2026

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APPENDIX A

EQUITY INCENTIVE PLANS

Stock Option Plan

Teck currently has options outstanding under one stock option plan, the Option Plan. Under the Option Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel. The following table sets out as at December 31, 2025 the number and percentage (on a non-diluted basis) of Class B Subordinate Voting Shares reserved or available for issuance under the Option Plan:

	Number of Class B Subordinate Voting Shares	Percentage of Class B Subordinate Voting Shares
Total reserved for issuance under Option Plan	46,000,000	9.57%
Reserved under options that have been granted	5,031,452	1.05%
Available for future grants	8,410,494	1.75%

The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Class B Subordinate Voting Shares on the TSX on the last trading day prior to the grant date. The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date. Class B Subordinate Voting Shares reserved for issuance under options under our Option Plan that expire or terminate without being exercised are returned to the pool available for grant.

The aggregate number of Class B Subordinate Voting Shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the Option Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Class B Subordinate Voting Shares and Class A Shares. Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.

Options granted under the Option Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary. Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:

Termination Reason	Treatment of Options
Death	Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options
Retirement	Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited
Options may be exercised until the earlier of the normal expiry date and the:
• 3rd anniversary of retirement, if “Early Retirement Eligible”
• 5th anniversary of retirement, if “Normal Retirement Eligible”
Retirement eligibility is dependent on:
• the employee having at least 5 years of service
• the employee giving 6 months’ notice of intention to retire, and
• the sum of the employee’s years of service and age being at least 65 (early retirement) or 70 (normal retirement)
Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation
Cause	All options are forfeited
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment

The Option Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Class B Subordinate Voting Shares, the amalgamation, merger or business combination of Teck, a re-designation of Class B Subordinate Voting Shares, or a take-over bid for the Class B Subordinate Voting Shares. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Option Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Class B Subordinate Voting Shares underlying such option, determined by multiplying the applicable number of Class B Subordinate Voting Shares by the excess of the current market value over the exercise price. A SAR may not be exercised in respect of more than 10,000 Class B Subordinate Voting Shares and up to 50% of the amount received may be applied to the purchase of Class B Subordinate Voting Shares from treasury at current market value.

Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed. Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options. Under the Option Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the end of the fifth business day after the blackout period ends.

The Board may discontinue or amend the Option Plan at any time, provided, that shareholder approval must be obtained to:

•	reduce the exercise price of an option directly or indirectly by means of cancelling one option and reissuing a similar option;
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•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);
•	increase the levels of insider participation;
•	increase the number of Class B Subordinate Voting Shares reserved for issuance (other than as set out in the Option Plan);
•	add non-employee directors to the category of persons eligible to receive options;
•	amend any assignment rights; and
•	amend any matters for which shareholder approval is specifically required.

The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the Option Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise. All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

To accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide additional or varied terms in option agreements as it considers necessary or appropriate.

Share Unit Plans

Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:

•	value is tied to the price of the Class B Subordinate Voting Shares at any given time;
•	not entitled to any voting or other shareholder rights;
•	receive dividend equivalents in the form of additional units, based on the value of the Class B Subordinate Voting Shares on the dividend payment date; and
•	paid out in cash.

Share units are granted as an equity-linked retention bonus for employees’ continued service during the vesting period. In determining the recipients and terms of any share unit awards, the Compensation Committee may consider the expected functions and responsibilities of the person during the vesting period, the value of the person’s future services to Teck and other factors that the Compensation Committee deems relevant. Share unit awards are not made on the basis of past services to Teck and do not take into account employees’ previous performance.  Participation, vesting, and payment details are set out in the following table:

Plan	Participants		Vesting		Payment
DSU	•	Non-executive directors only (annual grant; all or a portion of annual retainer, by election)	•	Immediately on the grant date (Directors only)	•	by election no later than December 15 of the year after the participant ceases to be employed by Teck
PSU	•	Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	•	no later than the 3rd anniversary of the grant date	•	on the vesting date
PDSU	•	Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	•	no later than the 3rd anniversary of the grant date	•	by election no later than December 15 of the year after the participant ceases to be employed by Teck
RSU	• •	Employees Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)	•	no later than the 3rd anniversary of the grant date	•	on the vesting date

All share units vest upon a change in control, with vesting level of performance-linked units determined by the Compensation Committee based on performance against the relevant metrics during the abridged performance period; however, awards pay out on their normal schedule.

Each DSU has a payout value equal to the closing price of the Class B Subordinate Voting Shares on the TSX on the trading day prior to the applicable payout date. Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the Class B Subordinate Voting Shares for the 20 consecutive trading days prior to the applicable payout date.

All share units are cash settled, with no dilutive effect on Teck securities. As such, the share unit plans have no fixed maximum number or percentage of awards reserved. The following table sets out as at December 31, 2025 the number of outstanding share units under each plan and the percentage of the issued and outstanding Class B Subordinate Voting Shares that this number represents (undiluted):

Plan	Number of Share Units	Percentage relative to number of outstanding Teck Class B Subordinate Voting Shares
DSU Plan	443,971	0.09%
RSU Plan	1,284,132	0.27%
PSU Plan	755,741	0.16%
PDSU Plan	36,453	0.01%

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Performance-Linked Awards

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted. This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years assessed against a balanced scorecard incorporating multiple metrics. The Compensation Committee meets prior to the vesting date of the relevant grants to determine the final performance factor to be applied, including qualitative assessment of progress against stated strategic and sustainability goals. Performance against sustainability related targets are reviewed and recommended to the Compensation Committee by the Sustainability Committee. Some subjective judgment may need to be applied in determining the final performance ranking for certain elements of the balanced scorecard.

Relative TSR and the Performance Comparator Group

For the purposes of performance linked awards, Relative TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period. Relative performance is measured incrementally as set out below.

Relative TSR is measured against a  performance comparator group (the “Performance Comparator Group”). While the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining or refining multiple commodities and against whom Teck competes for capital.

Companies in the Performance Comparator Group are selected based on having similar attributes to Teck from an investment standpoint in the year of the applicable grant, and updates have been made as Teck’s portfolio has evolved. The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint. The diversity of size and composition in the Performance Comparator Group is necessary to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.

Sustainability Progress Index

To strengthen the link between executive compensation and our sustainability performance, a new sustainability progress index was developed for use Teck’s performance share unit plans. Each of the themes within the sustainability progress index aligns strongly with Teck’s overall corporate strategy and will be measured against specific targets, set annually.

The Sustainability Progress Index has included climate change and gender diversity components since 2023, which are quantitative metrics that track linear progress towards Teck’s 2030 targets for reducing carbon intensity and increasing the proportion of women working at Teck. Those metrics are consistent with the metrics currently included in Teck’s sustainability-linked loan facility.

Strategic Execution

The strategic objectives metric will link executive compensation to execution of Teck’s strategic plan over the three-year timeframe of the performance share units. This may include goals such as:

•	development of copper growth opportunities consistent with our prudent growth approach and capital allocation framework;
•	execution of major capital projects relative to controllable costs and schedule;

•	application of digital and technology solutions to reduce operating costs and improve productivity, safety, and sustainability; and
•	achievement of important strategic milestones that deliver shareholder value while acting as a responsible corporate citizen.

Due to the commercially and strategically sensitive nature of the strategic plan, certain of these goals may not be fully disclosed, however the Compensation Committee will employ a rigorous process to set the strategic targets and assess performance against those targets at the end of the vesting period.

Grants in 2022 and 2023

The balanced scorecard for performance share unit grants in 2022 and 2023 measured performance against five metrics as set out below.

Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group	20%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (ROCE)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Production and Cost Performance	Actual production and cost performance vs. budget	20%	To further link executive pay to operational discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan

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In 2022 and 2023, the Performance Comparator Group consisted of the following companies on the noted exchanges:

•	Alpha Metallurgical Resources, Inc. (NYSE)
•	Anglo American plc (LSE)
•	Arch Resources, Inc. (NYSE)
•	BHP Billiton Limited (NYSE)
•	Coronado Global Resources Inc. (ASX)
•	First Quantum Minerals Ltd. (TSX)

•	Freeport-McMoRan Inc. (NYSE)
•	Hudbay Minerals Inc. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Vale S.A. (NYSE)
•	Warrior Met Coal, Inc. (NYSE)

Scoring for the first three metrics is based on the tables below (percentage payout relates to multiplying factor for the individual metric):

Metric
Relative TSR	Rank	1	2	3	4	5	6	7	8	9	10	11	12	13
	Payout (%)	200	180	160	140	120	110	100	90	80	60	40	20	0

ROCE	Change (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

Production and Cost Perf.	Relative Perf. vGuidance (%)	10	9	8	7	6	5	4	3	2	1	0	-1	-2	-3	-4	-5	-6	-7	-8	-9	-10
	Payout (%)	200	190	180	170	160	150	140	130	120	110	100	90	80	70	60	50	40	30	20	10	0

Sustainability Progress Index (2022-24)	KPI	Overall Weighting
Climate Change	Annual carbon intensity performance assessed against a trajectory to reduce carbon intensity 33% by 2030	4%
Biodiversity and Reclamation	Implementation of the Teck Biodiversity Standard	4%
Tailings Facilities Management	Implementation of the Global Industry Standard on Tailings Management (GISTM)	4%
Equity, Diversity and Inclusion	Increase in the percentage of women at Teck	4%
ESG Ratings and Rankings	Achievement of top rankings in a range of leading third-party sustainability rankings and indices	4%

Grants in 2024

For grants in 2024, the balanced scorecard was amended to eliminate the Production and Cost Performance metric, as a similar metric was added to the revised annual incentive plan. As a result, the Relative TSR metric was increased to 40% weighting.

Metric	Performance Basis	Weighting	Purpose
Relative TSR	Relative TSR performance against the Performance Comparator Group	40%	To measure our share price return relative to a peer group with whom we compete for capital
Return on Capital Employed (ROCE)	Change in 5-year average ROCE for operating assets	20%	To further link executive pay to capital allocation discipline
Sustainability Progress Index	Performance against certain longer term sustainability goals	20%	To embed our sustainability values in compensation and incentivize implementation of our sustainability strategy
Strategic Execution	Achievement of key strategic priorities and milestones	20%	To further link executive pay to execution of Teck’s strategic plan

Also, the Performance Comparator Group was changed to reflect the sale of Teck’s steelmaking coal business, being:

•	Anglo American plc (LSE)
•	BHP Group Limited (NYSE)
•	Boliden AB (STO)
•	Capstone Copper Corp. (TSX)
•	First Quantum Minerals Ltd. (TSX)
•	Freeport-McMoRan Inc. (NYSE)

•	Glencore plc (LSE)
•	Hudbay Minerals Inc. (TSX)
•	Ivanhoe Mines Ltd. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Vale SA (NYSE)

Grants in 2025

In 2025, the same four-metric balanced scorecard was continued from 2024, but a revision was made to the Sustainability Progress Index as the work related to two of the five metrics had been substantially completed.

Sustainability Progress Index (2025)	KPI	Overall Weighting
Climate Change	Annual carbon intensity performance assessed against a trajectory to reduce carbon intensity 33% by 2030	6.67%
Equity, Diversity and Inclusion	Increase in the percentage of women at Teck	6.67%
ESG Ratings and Rankings	Achievement of top rankings in a range of leading third-party sustainability rankings and indices	6.67%

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APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs. The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.

In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A.	Responsibilities

To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:

1.	Providing Guidance, Direction, and Governance
(a)	ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;
(b)	ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;
(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;
(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck; and
(f)	reviewing and approving Teck’s annual capital and operating budget, as well as any policies and processes prepared by management relating to the authorization of major investments and significant allocations of capital;
2.	Appointing and Evaluating Management, Compensation and Succession Planning
(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;
(b)	ensuring that appropriate succession planning, training, development, and monitoring is in place for Management generally;
(c)	approving the corporate objectives, which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
(d)	with the advice of the Compensation & Talent Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel, including approval of any equity grants under Teck’s long-term incentive programs;
(e)	reviewing and approving recommendations from the Compensation and Talent Committee concerning director remuneration (fees and/or retainer) to be paid to, and the benefits to be provided, to the members of the Board in connection with their responsibilities;
3.	Strategic Planning and Risk Management
(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, emerging trends, the significant business practices and products, the opportunities and risks of the business;
(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, mitigate, and monitor key risks, including climate change, cybersecurity, artificial intelligence and industry practices;
(c)	providing oversight of material environmental, social and governance matters such that Teck is mitigating any potential risks and capitalizing on appropriate opportunities;
4.	Ethics and Social Responsibility
(a)	satisfying itself as to the integrity of the CEO and Management and satisfying itself that they create and maintain a culture of integrity throughout Teck;
(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;
(c)	approving Teck’s Anti-Bribery and Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;
(d)	approving Teck’s major policies and practices relating to social responsibility;
5.	Disclosure and Financial Reporting
(a)	approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;
(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;
(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;
(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;
6.	Governance
(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;
(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
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(d)	adopting an appropriate orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;
(e)	reviewing the recommendations of the Corporate Governance and Nominating Committee concerning resignations of directors pursuant to Teck’s Majority Voting Policy. If considered appropriate, the Board shall accept or reject any such resignation, in accordance with the terms of Teck’s Majority Voting Policy;
(f)	establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board and responsibilities set out in this Mandate, except those pertaining to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise; and
(g)	determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules and making any required disclosures with respect to that determination.
B.	Membership

In carrying out each director’s duties, each director will conform to the following policies:

1.	Subject to compliance with applicable law, Teck’s constating documents and any agreements or arrangements concerning the size of the Board, the Board shall be comprised of such number of members as determined by the Board from time to time;
2.	At each annual meeting of Teck shareholders, the Board will permit shareholders to vote on the election of all members of the Board. Each member of the Board shall serve until the earlier of the next annual meeting of shareholders at which directors are elected or until the date that the member resigns, ceases to be qualified for services as a member of the Board or is removed in compliance with applicable law;
3.	The members of the Board shall designate a chair (the “Chair”) by majority vote of the full Board membership, following consideration of the recommendation of the Corporate Governance and Nominating Committee;
4.	Each director is expected to attend all meetings of the Board and any Board committee of which they are a member;
5.	Each director is expected to have read and considered, in advance of each meeting, the materials sent to them and actively participate in the meetings;
6.	Directors may serve on the boards of other public issuers and companies so long as these commitments are in compliance with the Overboarding and Director Interlocks Policy and do not otherwise materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public issuer or company.
C.	Policies

In carrying out its responsibilities, the Board will conform to the following policies:

1.	Decisions Requiring Board Approval

The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate. The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.

2.	Measures for Receiving Feedback from Security Holders

The Board has adopted a Shareholder Engagement Policy. Teck’s investor relations department is responsible for communications with investors. Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate Teck department for their response. Investor feedback is evaluated by the investor relations group and summarized for Management. This evaluation considers the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts’ reports are reported to the Board.

3.	Expectations of Management

The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain Teck’s operations efficiently and safely. The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.

4.	Director Orientation and Education

The Board will ensure that all new directors receive a comprehensive orientation. New directors will be provided with a copy of Teck’s key policies, codes and mandates and introductions to key Management members. The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on Teck’s operations, business and key issues.

D.	Outside advisors

The Board shall have the authority to retain and terminate, from a source independent of management, external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of Teck. Teck shall provide appropriate funding, as determined by the Board, for the services of these advisors.

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Appointment of Proxyholder

I/We, being holder(s) of Class A common shares of Teck Resources Limited (“Teck”), hereby appoint Sheila A. Murray, Chair of the Board of Directors of Teck, or failing her, Norman B. Keevil, III, Vice Chair of the Board of Directors of Teck, or failing him, Jonathan H. Price, President and Chief Executive Officer of Teck (the “Teck Management Nominees”) or

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit), on all the following matters and any other matter that may properly come before the annual meeting of shareholders of Teck (the “Meeting”) to be held on April 23, 2026 at 4:00 p.m. (Pacific Time) and at any adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	AGAINST		FOR	AGAINST
1. A.J. Balhuizen	❑	❑	7. J.H. Price	❑	❑
2. J.K. Gowans	❑	❑	8. P.G. Schiodtz	❑	❑
3. N.B. Keevil, III	❑	❑	9. T.R. Snider	❑	❑
4. C.E. McLeod-Seltzer	❑	❑	10. S.A. Strunk	❑	❑
5. S.A. Murray	❑	❑	11. Y. Yamato	❑	❑
6. U.M. Power	❑	❑

2. Appointment of Auditors	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP as Teck’s auditor and to authorize the directors to fix the auditor’s remuneration.	❑	❑

3. Advisory Vote on Executive Compensation	FOR	AGAINST
To approve an advisory resolution on Teck’s approach to executive compensation.	❑	❑

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 4:00 p.m. (Pacific Time) on April 21, 2026.

Proxy Form – Annual Meeting of Shareholders of Teck Resources Limited to be held on
April 23, 2026, at 4:00 p.m. (Pacific Time) Notes to Proxy

1.	All holders of Class A common shares have the right to appoint some other person(s) of their choice, who need not be a shareholder, to participate in and act on their behalf at the Meeting.
2.	To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests) will need a control number (see control number set forth on this proxy) and the following password “teck2026” (case sensitive). If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the Company YOU MUST return your proxy by mail or by fax or by email to TSX Trust Company (“TSX Trust”) using the information provided below, or by completing an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require additional documentation evidencing your power to sign the proxy with signing capacity stated.
4.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6.	This form of proxy confers discretionary authority in respect of amendments or variations to matters before the Meeting or other matters that may properly come before the Meeting or any adjournments or postponements thereof.
7.	The securities represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit.
8.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of Teck.

Under applicable Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/financialstatements and input code 7330A.

❑	I would like to receive quarterly financial statements
❑	I would like to receive annual financial statements

❑	I would like to receive the information circular for the next meeting
❑	I would like to receive future mailings by email at ________________________

INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents
To vote using your smartphone, please scan this QR Code →
To vote on the Internet you will need your control number. If you vote on the Internet do not return this proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.

All proxies must be received no later than 4:00 p.m. (Pacific Time) on April 21, 2026.

Appointment of Proxyholder

I/We, being holder(s) of Class B subordinate voting shares of Teck Resources Limited (“Teck”), hereby appoint Sheila A. Murray, Chair of the Board of Directors of Teck, or failing her, Norman B. Keevil, III, Vice Chair of the Board of Directors of Teck, or failing him, Jonathan H. Price, President and Chief Executive Officer of Teck (the “Teck Management Nominees”) or

Print the name of the person you are appointing if this person is someone other than the individuals listed above as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit), on all the following matters and any other matter that may properly come before the annual meeting of shareholders of Teck (the “Meeting”) to be held on April 23, 2026 at 4:00 p.m. (Pacific Time) and at any adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	AGAINST		FOR	AGAINST
1. A.J. Balhuizen	❑	❑	7. J.H. Price	❑	❑
2. J.K. Gowans	❑	❑	8. P.G. Schiodtz	❑	❑
3. N.B. Keevil, III	❑	❑	9. T.R. Snider	❑	❑
4. C.E. McLeod-Seltzer	❑	❑	10. S.A. Strunk	❑	❑
5. S.A. Murray	❑	❑	11. Y. Yamato	❑	❑
6. U.M. Power	❑	❑

2. Appointment of Auditors	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP as Teck’s auditor and to authorize the directors to fix the auditor’s remuneration.	❑	❑

3. Advisory Vote on Executive Compensation	FOR	AGAINST
To approve an advisory resolution on Teck’s approach to executive compensation.	❑	❑

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 4:00 p.m. (Pacific Time) on April 21, 2026.

Proxy Form – Annual Meeting of Shareholders of Teck Resources Limited to be held on
April 23, 2026, at 4:00 p.m. (Pacific Time) Notes to Proxy

1.	All holders of Class B subordinate voting shares have the right to appoint some other person(s) of their choice, who need not be a shareholder, to participate in and act on their behalf at the Meeting.
2.	To participate, ask questions and vote at the Meeting virtually, virtual participants (other than guests) will need a control number (see control number set forth on this proxy) and the following password “teck2026” (case sensitive). If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the Company YOU MUST return your proxy by mail or by fax or by email to TSX Trust Company (“TSX Trust”) using the information provided below, or by completing an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust with the required information for your proxyholder so that TSX Trust may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth on this proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.
3.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require additional documentation evidencing your power to sign the proxy with signing capacity stated.
4.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
6.	This form of proxy confers discretionary authority in respect of amendments or variations to matters before the Meeting or other matters that may properly come before the Meeting or any adjournments or postponements thereof.
7.	The securities represented by this proxy will be voted as directed by the shareholder; however, if such a specification is not made in respect of any matter, this proxy will be voted FOR such matter by the Teck Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit.
8.	The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for, and if you specify a choice with respect to any of these matters, the securities will be voted accordingly.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. This proxy is solicited by and on behalf of Management of Teck.

Under applicable Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/financialstatements and input code 7330A.

❑	I would like to receive quarterly financial statements
❑	I would like to receive annual financial statements

❑	I would like to receive the information circular for the next meeting
❑	I would like to receive future mailings by email at ________________________

INTERNET Go to www.meeting-vote.com Cast your vote online View Meeting documents
To vote using your smartphone, please scan this QR Code →
To vote on the Internet you will need your control number. If you vote on the Internet do not return this proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

You may alternatively fax your proxy to 416-595-9593 or scan and email to proxyvote@tmx.com.

All proxies must be received no later than 4:00 p.m. (Pacific Time) on April 21, 2026.

Notice of Annual Meeting of Shareholders

of Teck Resources Limited

When:	Where:
April 23, 2026, 4:00 p.m. (Pacific Time)	Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia And virtually at: https://virtual-meetings.tsxtrust.com/1888

At the Annual Meeting of shareholders (the “Meeting”) of Teck Resources Limited (“Teck”), shareholders of Teck (“Shareholders”) will be asked to:

1)	receive the consolidated financial statements for the year ended December 31, 2025 and the auditor’s report thereon;
2)	elect 11 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor of Teck;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation; and
5)	consider any other business that may properly come before the Meeting.

You can read about each item of business starting on page 1 of the accompanying management proxy circular (the “Circular”), which also has information on voting and about our directors, corporate governance, and compensation.

You have the right to vote at the Meeting if you were a Shareholder as of the close of business on March 2, 2026.

Your vote is important. All Shareholders are encouraged to vote by proxy. To ensure your vote is counted, your proxy must be received by 4:00 p.m. (Pacific Time) on April 21, 2026 (the “Proxy Deadline”). See “Information about Voting” for detailed voting instructions for registered and non-registered Shareholders.

Meeting Attendance

The Meeting will be held at the Metropolitan Ballroom, Terminal City Club, 837 W. Hastings St., Vancouver, British Columbia and online at https://virtual-meetings.tsxtrust.com/1888. To virtually participate in the Meeting, Shareholders will need to log in using the control number included on your proxy form and the passcode “teck2026” (case sensitive). The meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting and the latest version of Chrome, Safari, Edge, or Firefox. Please log in at least 15 minutes early to ensure your browser is compatible and allow ample time for online check-in procedures.

Registered Holders

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, submit questions, and vote on the business of the Meeting, if the shares have not been voted in advance of the Meeting. If you wish to appoint someone to be your proxy other than the persons named in the form of proxy (the “Form of Proxy”), you will need to return your proxy by mail and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information for your proxyholder so that TSX Trust Company may provide the proxyholder with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the Form of Proxy and will allow your proxyholder to log in to and vote at the Meeting. Without a 13-digit proxyholder control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Non-Registered Holders

Non-registered holders, including those holding their shares through a broker, financial institution or other intermediary, should carefully follow the instructions set out in their voting instruction form.

Have a question for the Board or Management? Email corporate.secretary@Teck.com to submit it in advance.

Please note that only registered Shareholders and proxy holders are permitted to vote at the Meeting. A non-registered shareholder wishing to vote at the Meeting must appoint themselves as a proxyholder based on the instructions on their voting instruction form and telephone TSX Trust Company at 1-866-751-6315 (within North America) or 416-682-3860 (outside North America), or complete an online form at https://www.tsxtrust.com/control-number-request, by 4:00 p.m. (Pacific Time) on April 21, 2026 and provide TSX Trust Company with the required information so that TSX Trust Company can provide you with a 13-digit proxyholder control number. Such 13-digit proxyholder control number will differ from the control number set forth in the voting instruction form and will allow you to log in to and vote at the Meeting.

Notice-and-Access

We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions. Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials. Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.

Are you a registered shareholder and have questions about Notice-and-Access or want to obtain free paper copies?

Call: 1-888-433-6443 (from North America)

1-416-682-3801 (outside North America)

Email: tsxt-fulfilment@tmx.com

Are you a non-registered shareholder and want to obtain free paper copies of Meeting materials?

Visit: http://www.proxyvote.com

Call: 1-877-907-7643 or 1-844-916-0609

(from North America)

1-303-562-9305 (outside North America)

You will need the control number from your voting instruction form.

Not sure if you’re a registered shareholder?

See page 4 of the Circular for more information.

The Circular, proxy, and Teck’s 2025 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year. You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.SEDARplus.ca and www.sec.gov/edgar.

Any meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by Teck before the Meeting or by the Chair at the Meeting.

Please refer to the accompanying Circular for further information regarding completion and use of the Form of Proxy and voting instruction form and other information about the Meeting.

The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting. Visit www.Teck.com/reports for more information.

By order of the Board of Directors, “Amanda R. Robinson” Amanda R. Robinson Vice President, Legal and Corporate Secretary March 2, 2026

Interested in learning about Teck’s Sustainability practices?

You can find our most recent Sustainability Report, our TCFD- and TNFD-aligned Climate Change and Nature report, and our report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act at www.Teck.com/reports.